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03050241

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austrian Airlines Group

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4970 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : ~~4/28/03~~ 4/24/03

Annual Report 2002

Rule 12g3-2(b) File No. 82-4970


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AUSTRIAN AIRLINES GROUP

Group Structure


AUSTRIAN AIRLINES
Österreichische Luftverkehrs-AG
AUA Beteiligungen Gesellschaft m.b.H.[1]
100 %
Lauda Air Luftfahrt GmbH
100 %
Österreichisches Verkehrsbüro Aktiengesellschaft
10.8 %
Austrian Airlines Lease and Finance Company Limited[2]
100 %
TVW Travel Value Wien Betriebs GmbH & Co KG
100 %
Tyrolean Airways Tiroler Luftfahrt GmbH
100 %
GULET TOUROPA Touristik GmbH[3]
25 %
AUA Versicherungs-Service Gesellschaft m.b.H.[4]
100 %
SCA Schedule Coordination Austria GmbH
54 %
ACS Aircontainer Services Gesellschaft m.b.H.
76 %
TUI – Austria Reiseveranstaltungs-GmbH
25 %
„AirPlus" Air Travel Card Vertriebs-gesellschaft m.b.H.
33.3 %
Airest Restaurant- und Hotelbetriebs-gesellschaft m.b.H.
35 %
AVICON Aviation Consult Gesellschaft m.b.H.
60 %
Ukraine International Airlines AG[5]
17.5 %
TRAVIAUSTRIA Datenservice für Reise und Touristik Gesellschaft m.b.H.
65 %
Wiener Börse AG
2.9 %
Star Alliance Services GmbH
8.3 %
Österreichische Luftfahrtschule Aviation TRAINING CENTER Austria GmbH
26 %

Airlines — Tourism / Sales — Financial and Insurance Services — Other Services

As at February 2003

1 The AUA Beteiligungen GmbH holds, furthermore, shares in Austrian Airtransport Österreichische Flugbetriebsgesellschaft mbH, Travidata Inc., Travidata (UK) Ltd., Austrian Holidays Ltd., OPODO Ltd., AeroXchange Ltd. and Link & Learn Aviation Training GmbH.
2 The Austrian Airlines Lease and Finance Company holds shares in Polygon Group Ltd. and Pentagram Holdings Ltd.
3 GTT Holding AG, which is owned 25 % by AUA Beteiligungen GmbH, holds 100 % of the shares.
4 The AUA Versicherungs-Service GmbH holds 51 % of the shares of AVS Privatkunden Versicherungsservice GmbH.
5 UIA Beteiligungsgesellschaft mbH, in which AUA Beteiligungen GmbH holds a 77,8 % stake, holds 22.5 % of the shares.

Key Figures

Business performance (IFRS)		2002	2001	2000 incl. Lauda Air [1]	2000 [2]	1999 [3]
Flight revenue	EURm	2,055.2	1,910.1	1,913.0	1,526.9	1,329.3
Operating revenue [4]	EURm	2,398.0	2,171.8	2,380.5	1,967.9	1,539.8
EBIT	EURm	41.4	–88.9	76.9	83.8	18.9
Operating cash flow	EURm	520.9	49.1	–	326.7	265.2
ROTGA [5]	%	7.7	5.2	–	–	–
Cash Value Added (CVA) [6]	EURm	–109.8	–224.1	–	–	–
Change in CVA	EURm	114.3	–	–	–	–
Shareholders' equity 31 December	EURm	557.0	529.1	–	698.6	661.8
Net gearing [7]	%	290.4	337.9	–	230.6	134.4
Investments and downpayments	EURm	248.7	440.9	–	755.1	656.0
Personnel (average)		7,358	7,954	–	7,725	7,534

Capital market figures

Reuters code		AUAV.VI				
P/E ratio 31 December		5.3	–	–	7.9	13.7
Earnings per share	EUR	1.29	–4.88	–	1.56	1.37
Diluted earnings per share [8]	EUR	1.26	–	–	–	–
Dividend [9]	EUR	0.00	0.00	–	0.30	0.51
Market capitalisation 31 December [10]	EURm	222.9	265.2	–	418.2	639.2

Traffic statistics (scheduled and charter services)

Passengers carried [11]	(000)	8,834.7	8,850.7	–	8,445.6	8,030.8
of which on scheduled flights	(000)	7,269.2	7,177.8	–	6,892.3	6,538.7
Passenger load factor [12] (scheduled services)	%	70.5	68.6	–	68.7	66.7
Available tonne kilometers per employee [13]	(000)	368.1	360.0	–	372.3	355.1
Aircraft		87	89	–	92	87

1 Business performance: Lauda Air considered as fully consolidated for full financial year for comparison only.
2 Lauda Air considered at equity from January to October inclusive, and fully consolidated from November onwards. Personnel and traffic statistics include Lauda Air for the entire year.
3 IAS values for 1999 have been established for comparison only. Personnel and traffic statistics include Lauda Air.
4 Operating revenue: total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operative revenues.
5 Return on Total Gross Assets (ROTGA): EBITDAR in relation to Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt).
6 Cash Value Added (CVA): (ROTGA minus WACC) x Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt).
7 Net Gearing: Long term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity.
8 Adjusted by average number of own shares held by the company.
9 Dividend for 2002: proposal to Annual General Meeting.
10 2002: adjusted by 1.7 million repurchased shares.
11 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
12 Passenger load factor: available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK).
13 Available tonne kilometers per employee: weight capacity available on scheduled services in tonnes times distance travelled per airline employee (yearly average).

Contents

Please find the interactive online version of this report under **www.aua.com/report2002.**

Around


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Annual Report 2002
Austrian Airlines Group

Highlights

Clear improvement in results – turnaround successfully initiated

- Production (ASK) expanded by 2.7 %
- Traffic performance (RPK) increased by 6.3 %
- Passenger load factor (scheduled) rises by 1.9 percentage points to 70.5 %
- Turnover in Cargo Division up by 7.4 % to hit new high of EUR 122.6m
- Sharp increase in EBITDAR: up from EUR 219.6m to EUR 463.2m
- Clear improvement in EBIT: up from EUR −88.9m to EUR 41.4m
- Positive profit before tax: up from EUR −164.1m to EUR 4.2m
- ROTGA rises to 7.7 %
- CVA improved by EUR 114.3m
- Net gearing reduced from 337.9 % to 290.4 %

Strategic reorientation takes effect

- New Group strategy successfully implemented
- Production Company Concept creates clear distinction of business areas within the Group
- Rheintalflug integrated into Tyrolean Airways
- Offensive market presence produces conspicuous gains in market share in Europe and Asia
- Measures aimed at reduction in personnel expenditure are successful
- Reduction in investment volume
- Fleet harmonisation initiated
- Pro-active marketing of surplus aircraft capacity

Who We Are

With its three airlines of **Austrian Airlines, Lauda Air** and **Tyrolean Airways,** the Austrian Airlines Group unifies virtually the entire Austrian aviation market in a dynamic and quality-oriented corporation.

Working in line with the demands of our customers, we cover the **segments scheduled and charter traffic** as well as **cargo**. In Austria, our domestic market, we are the **market leader**. Approximately 66 % of all passengers leaving from our home airport of Vienna take a flight with an Austrian Airlines Group company.

Our strengths lie in our **outstanding product quality**, above all the **friendly service** and **first-class levels of comfort** for which we are renowned. With an average age of just 6.26 years, the aircraft of the **young, highly modern fleet** of the Austrian Airlines Group meet the strictest safety requirements and guarantee our passengers the highest levels of comfort. Our **home airport of Vienna** – distinguished by its minimum transfer time, which at 25 minutes is the shortest in Europe – enables our customers to make rapid and comfortable connections. The quality of our product is highly appreciated by our customers and emphatically confirmed by **numerous international awards**.

Since March 2000, we have been a member of the **Star Alliance**, the world's largest and most successful global airline alliance. Together with our partners in the Alliance, we offer our customers connections to over 630 cities in around 125 countries, as well as access to some 500 airport lounges worldwide.

As a **listed company** with operating revenues of around EUR 2.4 billion annually and some 7,300 employees, we are an **important economic factor** within Austria. The major shareholder in Austrian Airlines is ÖIAG, the state holding company of the Republic of Austria, which holds 39.7 % of the shares. The remaining shares are held by institutional and private investors.

We are committed to providing our shareholders with **long-term commercial success. Value orientation** therefore is the key to our corporate strategy, and we have adopted the annual improvement in Cash Value Added (CVA) and Return on Total Gross Assets (ROTGA) as our leading benchmarks.

We offer our **highly qualified and motivated employees** attractive working conditions. An awareness of personal responsibility, customer and performance orientation, individual initiative and entrepreneurial action in the interest of the company are the central strengths that are expected, promoted and appropriately rewarded.

Our Vision The Austrian Airlines Group is an independent, competition-oriented Austrian group of airlines, which – through the consistent and ongoing development of its competence in Central and Eastern Europe and partnerships within the Star Alliance – stands for quality and profitability.

Our Mission We want to be the airline of choice for business and tourist travellers in Austria as well as Central and Eastern Europe. We will take a leading position in exploiting the market opportunities offered by this region. We are developing Vienna into the most efficient and competitive hub in the region. Our core businesses are passenger and cargo traffic, areas in which our name is synonymous with the very highest levels of service quality.

A Word from the Board of Management

Dear Shareholders,

Turnaround. When the time came to choose the motto under which to publish this annual report, we did not hesitate. Over the past twelve months, the Group has endeavoured – with real and measurable success – to achieve the complete change of direction necessary to pull it out of the critical situation in which it found itself at the end of 2001.

Turnaround achieved

2002 was a year characterised by a series of far-reaching, long-term changes at the Austrian Airlines Group. The most important of these was a comprehensive strategic reorientation of the company. This new start was made possible by the enduring confidence shown in us by our customers and the inspirational loyalty of our employees, expressed in many different ways, including a temporary salary waiver. In addition to this, we have been fortunate to be able to rely upon the faith of our shareholders throughout this challenging period.

We would like to take this opportunity to express our gratitude to all involved for such invaluable support. We shall continue to do everything possible in the future to justify the faith that all of them have placed in us.

We have used the past year to consistently define and implement the new Group strategy originally outlined at the end of 2001. The strategy demanded radical changes and a fundamentally different approach – in short, the adoption of a "New Spirit".

Further increase in value targeted

The central objective of our new strategy is to produce a lasting increase in the value of capital employed in the company. To achieve this, we have identified two main areas in which action is required. Externally, we consistently exploit opportunities in our niche markets by means of an active product and pricing policy. Internally, we work to achieve ongoing reductions in our fixed and variable costs, and are striving explicitly to improve our balance sheet structure.

The new orientation has already shown clearly positive consequences in the past year. Due to ongoing product improve-



"By completely restructuring the Group and instigating a 'New Spirit', we have improved our overall position despite the current crisis."

V. Sorensen

"The offensive market strategy undertaken in our niches results in gains in market share."

J. Burger

"The turnaround can be clearly seen in our figures for 2002."

T. Kleibl

"We have developed our capacities in line with demand and consistently standardised the fleet."

W. Bock

ments we have increased our market share – particularly on our European and Asian operations – and succeeded in boosting both our passenger volume (+3.3 %) and load factor (up by 1.9 percentage points to 70.5 % on scheduled services). As a result, we have increased our flight revenue by 7.6 % while keeping our operating expenses stable.

Clear operative improvement

Our positive EBIT – at EUR 41.4m, this was EUR 130.3m up on the previous year's figure of EUR –88.9m – also demonstrates the substantial turnaround in the fortunes of the Austrian Airlines Group. The cash flow from operating activities also improved decisively, rising to EUR 520.9m (2001: EUR 49.1m). This trend has enabled us to reduce our interest-bearing liabilities as reported in the balance sheet – often described as the company's Achilles' heel – by 16.0 %, or EUR 433.6m.

Strong starting position for the future

Overall, the company has succeeded not only in achieving stability in 2002, but also in preparing a strong starting position for the future. There can be no doubt that the future will continue to bring major challenges, since the Austrian Airlines Group – like the aviation industry worldwide – remains in a somewhat uncertain position. Since the end of 2002, the deteriorating situation in the Middle East has forced back down levels of demand that had only recently begun to recover. It was for this reason that we immediately introduced production cutbacks and a range of other cost-cutting measures.

At the present time, forecasts for 2003 are naturally burdened by great uncertainty.

After the far-reaching improvements implemented in the reporting period, however, the Austrian Airlines Group should be in a position at least to match the strong EBIT of 2002. According to our active information policy, we will publish more precise forecasts immediately after a settlement of the situation in the Middle East.

Expansion of our two market niches, traffic from and to Austria and West-East transfer, which we shall continue to promote through the introduction of new destinations and raising of our frequencies, will have an increasingly positive effect in 2003. We particularly want to secure our position of market leadership in Eastern Europe by introducing a minimum of one new destination per year. In parallel with this strategy, we are already evaluating appropriate product measures for the new member states of the European Union in advance of expansion to the East in May 2004.

Cautiously optimistic outlook

The competitive situation will clearly continue to be tense due to the aggressive presence of low cost carriers in the market. However, we think we can use the system introduced in February 2003 for the offensive marketing of unsold capacities to secure a beneficial position.

Further development difficult to forecast

The turnaround achieved in the past twelve months is just the beginning of a long road. Although many factors in the company's future development are difficult to forecast at present, the aviation industry remains a growth market. In what has been an exceedingly difficult year, we have succeeded in improving our results hugely and positioning ourselves more strongly in the market. Based on the policies outlined here, we believe that, when demand begins to pick up, the Austrian Airlines Group will be amongst the clear winners in the new global economic revival.



Vagn Soerensen



Walter Bock



Josef Burger



Thomas Kleibl

Corporate Bodies

Supervisory Board

- **Johannes Ditz,** Chairman, CEO (ret.), ÖIAG (until 8 May 2002)
- **Rainer Wieltsch,** Chairman, Member of the Board of Management, ÖIAG (since 8 May 2002)
- **Herbert Koch,** First Deputy Chairman, Executive Partner, Kika Möbel-HandelsgesmbH and Managing Director, Leiner
- **Alfred Ötsch,** Second Deputy Chairman, Member of the Board of Management, Siemens AG, Nurnberg
- **Alain D. Bandle,** CEO, The Fantastic Corporation
- **Martine Dornier-Tiefenthaler,** Lawyer
- **Helmut Elsner,** CEO, Bank für Arbeit und Wirtschaft AG
- **Karl Heinz Muhr,** Managing Director, Volaris Advisors
- **Gerhard Randa,** CEO, Bank Austria Creditanstalt AG
- **Walter Rothensteiner,** CEO, Raiffeisen Zentralbank AG
- **Erhard Schaschl,** Chairman of the Supervisory Board, Österreichische Elektrizitätswirtschafts AG

Members of the Supervisory Board retired in the report period:

- **Johannes Ditz** (until 8 May 2002)

The following employees were appointed by the Austrian Airlines Staff Council in accordance with § 110 of the Austrian Employment Act to serve as the staff representatives on the Supervisory Board:

- **Thomas Häringer**
- **Alfred Junghans**
- **Rudolf Novak**
- **Franz Pennauer**
- **Ulrich Sedlaczek**

In accordance with § 141 of the Austrian Aviation Act, the Austrian Civil Aviation Authority was represented on the Supervisory Board by:

- **Karl Prachner**

Board of Management

- **Vagn Soerensen** – Chief Executive Officer (CEO) Strategy, Communications, Human Resources & Organisation
- **Walter Bock** – Chief Operations Officer (COO) Flight Operations, Engineering, Ground Services
- **Josef Burger** – Chief Commercial Officer (CCO) Network, Sales, Marketing, Cargo
- **Thomas Kleibl** – Chief Financial Officer (CFO) Corporate Finance, IT, Purchasing

Executive Vice Presidents

- **Hans Lob,** Human Resources & Organisation (until 17 April 2002)
- **Fritz Otti,** Corporate Strategy & Corporate Projects
- **Wolfgang Prock-Schauer,** Long Term Planning & Alliances
- **Rainer Walther,** Ground Operations
- **Peter Briza,** Corporate Accounting & Planning (since 17 April 2002)
- **Peter Malanik,** Secretary General, International Relations (since 17 April 2002)
- **Christian Schmid,** Sales & Passenger Systems (since 17 April 2002)



Vagn Soerensen
Corporate Strategy & Corporate Projects
Corporate Communications
Human Resources & Organisation
Secretary General & International Relations
Internal Audit
Walter Bock
Tyrolean Production Company
Lauda Production Company
Personnel Planning & Controlling Operations
Austrian Airlines Production Company Cockpit Operations
Accountable Management & Security Office
Safety & Quality Management Flight Operations
Austrian Airlines Production Company Cabin Operations
Ground Operations
Technical Department
Quality Management
Josef Burger
Business Monitoring
Commercial Cost Control & Quality Management
Long Term Planning & Alliances
Sales & Passenger Systems
Customer Services & Advertising
Cargo System
Network Management
Thomas Kleibl
Investor Relations
Project Office
Controlling
Group Treasury, Risk & Asset Management
Purchasing & Internal Services
IT Services

As at 31 December 2002

Vagn Soerensen – CEO
Born 12 December 1959, married, 2 daughters, 1 son

Career path

1984 – 2001	SAS Scandinavian Airlines Various marketing and management functions, including Vice President, Route Sector Europe, Vice President, SAS Airlines International, Senior Vice President & General Manager, SAS Business Systems Division; final position Executive Vice President & Deputy CEO
Since 1 October 2001	Chief Executive Officer (CEO) of Austrian Airlines Group

Walter Bock – COO
Born 8 November 1944, married, 1 son

Career path

1966 – 1969	Vienna air traffic control
Since 1970	Austrian Airlines After pilot training, various management functions in operational area, including manager of pilot recruitment, MD-80 head of fleet and flight operations manager/chief pilot
Since 15 October 2001	Chief Operations Officer (COO) of Austrian Airlines Group

Josef Burger – CCO
Born 4 April 1952, married, 2 sons

Career path

1978	Austrian Airlines market research
1979 – 1981	Österreichisches Verkehrsbüro
1982	Meridian tour operator
1982 – 2001	Tyrolean Airways/Executive manager of marketing department
2001	Tyrolean Airways/Managing Director
Since 15 October 2001	Chief Commercial Officer (CCO) of Austrian Airlines Group

Thomas Kleibl – CFO
Born 24 May 1959, married, 1 daughter, 2 sons

Career path

1979 – 1983	Kleibl GmbH
1984 – 1986	Milan Bioform GmbH
1987 – 1989	Girozentrale /Account Manager
1989 – 1992	OMV AG / Divisional Controller
1991 – 1992	Controller OMV Canada Ltd.
1992 – 1994	Lauda Air / Manager Controlling
1994 – 2001	Wienerberger Ziegel AG/Business Manager Austria
Since 1 October 2001	Chief Financial Officer (CFO) of Austrian Airlines Group

Value Orientation as Core Objective – the New Group Strategy Takes Off

On the basis of its new Group strategy – the central requirement of which is the absolute value orientation of all activities – the Austrian Airlines Group makes active and consistent use of market opportunities following the correction of structural deficits. In so doing, the Group concentrates on two market niches: West-East transfer, in which the company already enjoys a leading position, and the expansion of profitable flights from and to Austria itself. This is supported by the Group's ongoing integration into the Star Alliance, the efficiency of its Vienna hub and a clear allocation of competences through the Production Company Concept. After slightly more than one year, the new strategy and transformation to a culture of individual initiative and responsibility are proving successful, and the Group's ambitious aims have already been exceeded in a number of vital areas.

Far-reaching structural change in the aviation market

International aviation industry in difficult situation

The international aviation industry has undergone dramatic changes since the setbacks experienced at the end of 2001. As a result of commercial difficulties, numerous airlines have been forced out of the market. At the same time, cutbacks in capacity worldwide have put pressure on the market for used aircraft, making the sale of surplus capacities even more difficult. The market was also depressed by generally weak demand and the increasingly aggressive presence of low cost carriers.

Demand recovering slowly

In 2002, a year characterised by stagnating business activity and generally weak demand for aviation services, the transportation performance of European airlines, where measured in passenger kilometers, was tendentially down on its 2001 level. The impact was particularly severe on North Atlantic traffic, which fell by 7.6 %.

The development of traffic within Europe was more satisfactory (–4.5 %), as was that for services to the Far East/ Australasia (+0.2 %) – two sectors of the world market of particular importance to the Austrian Airlines Group. A return to substantial growth is expected in the medium term in the course of wider economic recovery, although this is dependent upon the outcome of the conflict in Iraq and the actual economic trend.

Increased competition from low cost carriers

The past twelve months have witnessed the increasingly aggressive presence of low cost carriers in markets around the world. Following the entry of such airlines into the Austrian market, the Austrian Airlines Group took a number of countermeasures on the product and price side. One example is the company's highly successful new policy of marketing unsold seats at special last minute fares.

Countermeasures on product and price side

Austrian Airlines Group more strongly positioned after crisis – new strategy successful

The Austrian Airlines Group has used the general crisis in the international airline industry to completely reorient the company on the strategic, structural and cultural levels. Milestones in this process of transformation have included the realisation of a new corporate strategy, which was defined further during 2002, the restructuring of company finances and the establishment of a "New Spirit" for the entire Group.

"New Spirit"

The core competence of the Austrian Airlines Group lies in the optimised combination of a high-frequency, attractive route network focused on Europe – especially Central and Eastern Europe – with selected long haul services, primarily in Asia, Australia and North America. The positioning of the Group also includes a number of other positive aspects, such as its outstanding product and service quality, young fleet, membership of the world's leading airline alliance, the Star Alliance, and its 66 % market share at the highly efficient hub of Vienna International Airport.

Thanks to its strong positioning, the Austrian Airlines Group defied weak levels of demand in 2002 to improve its result substantially: compared to the previous year, the Group EBIT markedly increased by EUR 130.3m to reach EUR 41.4m.

Low Cost Carriers

Low cost carriers (often also referred to as no frills carriers) offer a limited programme of services. Passengers are unlikely to receive inflight catering, seating comfort is limited and the amount of free luggage reduced. It is often only possible to book flights over the internet, while rebookings are either impossible or can only be made at substantial additional cost. The accent is firmly upon direct traffic between cities, and connecting flights are not normally available. Due to the limited programme of services that they offer, low cost carriers are in a position to produce more cheaply than quality airlines.

Demanding Aviation Business

The aviation business is fundamentally different from other industries, and subject to relatively complex external conditions:

- **High cyclicity** due to the strong correlation between air travel and economic growth – demand fluctuates around twice as strongly as the economic cycle.
- **Intense competition,** which is increasingly shifting from individual airlines to the level of alliances, and has increased recently due to the presence of low cost carriers.
- **Tight profit margins** and sales prices with a tendency to fall.

In this highly specific market environment, two factors above all form the basis for successful corporate development – aspects to which the Austrian Airlines Group has paid particular attention in the conception and implementation of its new corporate strategy:

- An **attractive product** based on dense networks, efficient hubs and unconditional customer-orientation.
- Strict **revenue and cost management.**

Clear objectives – value orientation as central basis

Having been defined more clearly during 2002, the Group strategy of the Austrian Airlines Group now consists of a total of seven fields of action. The unifying core element of the strategy is consistent value orientation of all Group activities.


Communication strategy
Business segments strategy
Alliance strategy
Network and market strategy
Value orientation
Employee strategy (incl. core competences)
Risk and business dimensioning
Customer positioning

The core elements of the new strategy are:

Above-average increase in value

- Absolute **value orientation** is central to all considerations. In the medium term, it is essential for the Group to achieve an above-average increase in value compared to its competitors.

Production Company Concept

- Individual **business segments** are clearly allocated to the airlines of the Group according to the Production Company Concept. This guarantees the unambiguous division of responsibilities and most importantly the objective measurement of the result contribution as well as the achievement of stated aims. Austrian Airlines bears commercial responsibility for scheduled services and cargo, using aircraft with 80 seats and above to provide these services. Tyrolean Airways – into which the activities of Rheintalflug have also been integrated – covers regional traffic with aircraft using up to 80 seats. Lauda Air is responsible for charter traffic and the production of selected long haul scheduled services of Austrian Airlines.

Active niche strategy

- The **market strategy** of the Austrian Airlines Group concentrates on two niche markets in particular. The first of these involves the development of as diverse and dense a range of services from and to Austria and domestic flights as possible. Frequencies are to be raised on an ongoing basis and new destinations introduced in order to increase the number of profitable flights from and to Austria. In 2002, for example, the number of frequencies was increased on routes to the cities of London, Copenhagen, Oslo, Amsterdam, Brussels, Milan, Zurich, Tallinn, Skopje, Timisoara and Minsk. The second niche of the Austrian Airlines Group is the already well-established West-East transfer. Continuing the "First Mover" tradition of the Austrian Airlines Group, the company pursues a two-pronged strategy: to preserve its strong position on the one hand, and to generate increased traffic volume within Eastern Europe on the other. Charter business is also to be strengthened further through targeted expansion into third markets. Accordingly, also in the future there will be some charter flights operating from Zurich.

- Through its integration into the strong **alliance system of the Star Alliance** and co-operation agreements with other partners, the Austrian Airlines

Our Vision The Austrian Airlines Group is an independent, competition-oriented Austrian group of airlines, which – through the consistent and ongoing development of its competence in Central and Eastern Europe and partnerships within the Star Alliance – stands for quality and profitability.

Our Mission We want to be the airline of choice for business and tourist travellers in Austria as well as Central and Eastern Europe. We will take a leading position in exploiting of the market opportunities offered by this region. We are developing Vienna into the most efficient and competitive hub in the region. Our core businesses are passenger and cargo traffic, areas in which our name is synonymous with the very highest levels of service quality.

Austrian Airlines Group with the largest network in Central and Eastern Europe

Number of destinations served from home hub (own aircraft)


35
30
25
20
15
10
5
0
31
24
23
17
16
15
10
8
8
8
7
Austrian Airlines
LOT
Lufthansa
British Airways
CSA
Swiss
Malev
SAS
KLM
Air France
Alitalia

Source: Official Airline Guide

Group will reach critical mass, especially in areas such as Network, Distribution and Sales, which will have the effect of minimising costs and increasing revenues.

A "New Spirit" for the Austrian Airlines Group

Integrative Austrian Airlines Group culture

Implementation of the new Production Company Concept has resulted in massive organisational changes that also require fundamental change in corporate culture. In an effort to provide a solid foundation for this New Spirit throughout the Group, the creation of an integrative Austrian Airlines Group culture is being specifically supported in a series of workshops. The core purpose of these workshops is to sustain the above-average orientation of employees to customer satisfaction and high levels of quality, while simultaneously strengthening their readiness to change and accept new responsibility, build independent initiative and underline value-oriented entrepreneurial behaviour.

Consistent implementation – ambitious goals already exceeded

The Austrian Airlines Group has set itself demanding benchmarks by which to measure the success of its new strategy:

- In the operational area, the Group intends to achieve an equity ratio of 30 % and a reduction in unit costs of 10 % by 2006. The past year has served to confirm that the direction taken is the right one, as the equity ratio has increased by EUR 27.9m in 2002 and unit costs have fallen by approximately 2.9 %. Net gearing – a measure of the level of debt – improved from 337.9 % to 290.4 %.

Clear improvement of ROTGA and CVA

- Cash Value Added (CVA) should be significantly and regularly improved compared to the previous year by means of a noticeable increase in the ROTGA. The ROTGA reached a value of 7.7 % in 2002, following 5.2 % for the preceding year. The CVA increased by an impressive EUR 114.3m.

- The Group also aims to ensure that Austrian Airlines shares outperform the MSCI Europe Airlines Index by 3 % over a period of three years. In the past financial year, the Austrian Airlines share price significantly outperformed the Index (for details, see p. 21).

- In the service area – apart from maintaining high levels of product quality, punctuality, reliability and customer satisfaction – the Austrian Airlines Group is working to increase turnover in its high-yield segments (Business Class and full-fare Economy Class).


S
N
W
E

Turn around for the right direction

Revenue increase in high-yield segments

Where measured by revenue, the share of these segments rose from 40 % in 2001 to 42 % in the reporting year.

66 % market share at Vienna hub

- By achieving 66 % of market share at Vienna International Airport in 2002, the Austrian Airlines Group has already exceeded its stated goals. As a result, the original target of 65 % market share by 2006 has been raised to 70 %.

- The Group also aims to become market leader on twelve of the 15 most important regional routes from and to Austria. While the Austrian Airlines Group led the market on four of these routes in 2001, this figure rose to seven in 2002. Despite generally weaker levels of demand, the Group also succeeded in winning significant market share in its core markets of Europe and Asia in 2002. Against this background, load factors also continued to improve: the passenger load factor for scheduled traffic rose by 1.9 percentage points to 70.5 %.

- Finally, revenue from ticket sales by Star Alliance partners should be approximately doubled by 2006, from their starting point of EUR 230m in 2001. This figure rose by 21.7 % in 2002 alone, reaching EUR 280m.

The Star Alliance

Since March 2000, the Austrian Airlines Group has been a member of the world's largest airline alliance, the Star Alliance. Together, the 14 Star Alliance partner airlines have access to a dense network of destinations across the world and offer an attractive range of connecting flights, rapid links and comprehensive frequent flyer programmes. The recent entry of three new members – LOT Polish Airlines, Spanair and Asiana Airlines – promises to strengthen the position of the Alliance still further during 2003.

14 partner airlines

For today's passenger, the route network of an airline defines a range of vital criteria – including possible destinations, flight time, availability of connecting flights and other questions – which form the basis for the booking in the vast majority of cases. For the Austrian Airlines Group, therefore, integration into the Star Alliance network represents a strategic competitive factor of crucial importance.

Star Alliance: facts and figures

Members in 2002	14
Daily flights	approx. 10,000
Destinations	approx. 630
Countries served	approx. 125
Employees	approx. 300,000

www.star-alliance.com

Sharp increase in Star Alliance ticket sales in 2002

In accordance with its strategic objectives, the Austrian Airlines Group was able to substantially raise its revenue from ticket sales through Star Alliance partners in 2002 from EUR 230m to EUR 280m, an increase of 21.7 %. Assuming that such cooperation is intensified further in coming years, it is intended to expand such revenue significantly to around EUR 470m.

Star Alliance as the leader in global air traffic

Share in global turnover



Star Alliance 24.4 %
Oneworld 15.6 %
Sky Team 12.7 %
KLM/Northwest 8.4 %
Others 38.9 %

Source: IATA


AIR CANADA

AIR NEW ZEALAND

ANA

AUSTRIAN AIRLINES

bmi

Lauda

Lufthansa

MEXICANA

Scandinavian Airlines

SINGAPORE AIRLINES

Thai

tyrolean

UNITED

VARIG

Extensive bilateral cooperation with Star Alliance partners

In July 2002, the European Commission gave official approval to the cooperation agreement between the Austrian Airlines Group and Lufthansa governing air traffic between Austria and the Federal Republic of Germany. As a result, it has now become possible to harmonise the flight schedules of the two airline groups according to the needs of the market.

In October, the Austrian Airlines Group concluded a cooperation agreement with LOT Polish Airlines relating to code share flights between Poland and Austria.

To obtain detailed information about the **Miles & More** frequent flyer programme, contact the Miles & More Service Center in Vienna at any time on:
Phone: **+43 (0) 1 68 055 4411**
Fax: **+43 (0) 1 68 055 4414** or in the
Internet: www.miles-and-more.at

Leadership in Product and Service Quality

Only those airlines that distinguish themselves from their competitors through a combination of high quality and an attractive route network will benefit from future market growth in air travel. Starting from a strong position – confirmed by international rankings – the Austrian Airlines Group consistently strives for further optimisation in both areas. The Austrian Airlines Group has a central objective: to increase its levels of comfort and flexibility, from service through to expansion of its route network. This is proven by its strongly expanded programme of connecting flights and available destinations, an innovative new fare concept and the increased use of electronic ticketing to supplement online booking. The Group's stance has been underlined by its official ratification of the Airline Passenger Service Commitment.

Successful positioning in top quality segment

Ongoing optimisation

The companies of the Austrian Airlines Group distinguish themselves from their peer group on the strength of their high-value product. It is a position that has enabled them to establish themselves in the eyes of travellers worldwide as service providers of the very highest quality. In order to consolidate and further strengthen this solid position, the Group is constantly striving to improve its service and introduce new and attractive product elements.

USP – quality One of the central strengths of the Austrian Airlines Group is its above-average standard of quality. The key aspects to differentiation in this all-important area are Austrian hospitality, friendliness, reliability and attentive, personal service.

A number of features of the Austrian Airlines Group play a particularly decisive role, and are well regarded by passengers around the world. These include:

- The quality of **in-flight service** on the aircraft of the Austrian Airlines Group has been in the "world premier league" for years. Our companies regularly occupy top positions in specific service rankings.
- In terms of **punctuality** – often a "weak point" in the airline industry – the Austrian Airlines Group has been amongst the leading lights in Europe for a number of years; measured against all the airlines in Europe, the Austrian Airlines Group recently took a commendable fifth place for the punctuality of outgoing flights.
- Rigorous **safety standards** and an average age of just 6.26 years make the fleet of the Austrian Airlines Group one of the safest and most reliable in the world.

Top value in customer satisfaction: "Best in Europe"

The leading position of the Austrian Airlines Group in terms of quality was impressively underlined once again in the report period. In autumn 2002 the International Air Transport Association (IATA) subjected nine renowned European carriers to a comprehensive opinion survey. The survey took in a range of aspects of service including quality, friendliness and professionalism of cabin crew and ground staff, efficiency of check-in, smooth boarding and language skills of crew.

High scores at customer surveys

The Austrian Airlines Group scored highly in a number of different sections of the survey: the Austrian Airlines cabin crew and ground staff of the Group were both judged the "Best in Europe" in the overall assessment.

In February 2003, Austrian Airlines was awarded the prestigious title "Best Airline in the German and intra-European Air Travel Markets" in a reader's survey published by BUSINESS TRAVELLER, Germany's leading magazine for business travellers and frequent flyers. In addition to winning this overall assessment, Austrian Airlines took first place in the individual categories of "Ground Staff", "Inflight Facilities" and "Food & Drink".

Passenger Service Commitment ratified

Airline Passenger Service Commitment: www.aua.com

Following an initiative by the Association of European Airlines (AEA), service-oriented European airlines have developed a voluntary commitment to the rights of the consumer of aviation services. This is known as the "Airline Passenger Service Commitment".

Already in the past, the Austrian Airlines Group had applied practically all the regulations of this document – which runs the length of the customer service chain, from the purchase of tickets through to levels of post-flight customer care – on a voluntary basis. In the report period the Group now officially ratified the declaration of commitment.

Increased flexibility in West-East transfer

Increase in connections offered

Where levels of demand for West-East transfer were formerly strongest in Western Europe, there are now strong indications that the greatest growth in bookings in coming years will be amongst passengers in the former Eastern Bloc. The Austrian Airlines Group is incorporating this new trend into its overall strategy by expanding its range of available connections between destinations in Western and Eastern Europe.

Using the Vienna hub, passengers can now travel flexibly and at all times of day from West to East and vice versa. Vienna International Airport has been specifically expanded with this hub function between the West and East of the continent in mind. The Austrian Airlines Group has increased its flights to major West European cities to up to five frequencies per day, while additional connections from

---

USP – route network An attractive range of destinations and an efficient, high-performance hub are also crucial factors in the success of any modern airline. In this area, too, the Austrian Airlines Group is extremely well positioned:

- Together with its partners in the Star Alliance, the Austrian Airlines Group offers a wide range of attractive destinations around the world. All in all, the alliance now serves 630 destinations in 125 different countries.
- Within its own route network, the Austrian Airlines Group concentrates on two specific niche markets: flights from and to Austria, and West-East transfer traffic. In the latter segment in particular, the Group enjoys a leading position in Europe. The Austrian Airlines Group today offers the most destinations in Eastern Europe of any Western European airline.
- Vienna Airport – which functions as the central hub of the Group – is another particularly important factor in the success of the Austrian Airlines Group. It offers the smoothest and fastest transfer time in Europe – just 25 minutes – and makes an essential contribution to the journey comfort of passengers.



Turn around for the better

East European cities to Vienna have been introduced in the morning and evening.

Innovative fare concept

Special offers for specific target groups

The Austrian Airlines Group also placed increased emphasis upon its pricing policy in the report period. A range of innovative fare concepts has been introduced covering traffic to Germany, Switzerland, Belgium, the Netherlands and other destinations. The new structure is intended to increase the Group's focus on precisely defined target groups and their specific travel requirements.

e-speci@ls: www.aua.com

The Group's new Business Fare provides business clients with a range of advantageous alternative offers, allowing these travellers to combine more flexible time planning with substantial cost reductions.

A wide range of highly attractive fares is now being specifically targeted at private travellers and city break tourists, transforming the Austrian Airlines Group into an affordable and speedy alternative to rail and road.

Electronic tickets offer greater comfort

The Austrian Airlines Group made another vital contribution to the comfort of its customers in the report period with the expansion of its range of electronic tickets to around 40 routes. The advent of electronic tickets has rendered physical printouts of tickets entirely unnecessary, reducing the time spent collecting tickets. The new system also removes the risk of losing the ticket.

Austrian Airlines Shares

Austrian Airlines shares were unable to avoid the generally negative environment on stock exchanges around the world in 2002. However, they performed substantially better than the airline sector as a whole, which suffered from damaging cyclical trends and political uncertainty in the Middle East. Due to the implementation of the turnaround strategy and the company's unambiguous commitment to active value management, analysts continued to evaluate Austrian Airlines positively. In future, the annual growth in Cash Value Added (CVA) and the ROTGA will continue to serve as benchmarks for increase in value and reasonable returns. A high level of transparency towards all target groups in the financial community also continues to be a core objective of the company.

Stock exchanges around the world slump

The trend on international capital markets in 2002 was characterised by marked price falls on practically all the world's stock exchanges. Negative economic data and the uncertain political situation in the Middle East exerted particularly strong downward pressure on prices. Only in the second half of the year did prices begin to stabilise to an extent, albeit at a much reduced price level.

DAX: −44 %
S&P 500: −25 %
Nikkei 225: −18 %

Against this background, the indices of standard values in 2002 fell sharply throughout the year. The DAX (−44.0 %), S&P 500 (−25.0 %) and Nikkei 225 (−18.0 %) suffered considerable losses over the 2002 trading year.

ATX: +0.8 %

Compared to this international downward trend, the Austrian ATX actually performed relatively well, proving its defensive qualities by posting a small increase of 0.8 % for the year.

International airline shares suffer sharp falls in value

Depending on consumer confidence, airline shares are structurally cyclical, and strongly reflect wider economic change. While travelling activity did recover to a certain extent compared to the lows seen at the end of 2001, share prices of airlines in general fell sharply in 2002 due to the negative economic and world political environment.

Cyclical consumer values

Outperformance of peer group

Although the Austrian Airlines share price suffered a decline in the report year as a result of these difficult conditions, the fall in value was substantially lower than at the majority of other airlines.

In the first quarter, Austrian Airlines shares rose in value against their price on 31 December 2001 (EUR 7.80) – reaching a level of EUR 10.52 in March – but fell continually from then onwards. On 31 December 2002, the Austrian Airlines share price was trading at EUR 6.90 (–11.5 %). Measured against the MSCI Europe Airlines Index, which fell by 33.5 % over the same period, the Austrian Airlines share price clearly outperformed its competitor airlines.

Research on Austrian Airlines was published by:

Bank Austria
Bayerische Landesbank
Deutsche Bank
Erste Bank
HypoVereinsbank
Merrill Lynch
Raiffeisen Centrobank
Schroder Salomon Smith Barney

Due to the ongoing uncertainty on international stock markets, the share price has continued to fall since the beginning of 2003. On 28 February, Austrian Airlines shares were trading at EUR 6.40.

Information on Austrian Airlines shares

Stock Exchange listing:	Vienna (Introduction, 1988), Official Trading/Prime Market
Market Maker (Stock Exchange):	Bank Austria, Erste Bank
Market Maker Futures and Options Market (ÖTOB):	Timber Hill (Europe)
Reuters:	AUAV.VI
Bloomberg:	AAIR AV
Datastream:	O:AUA
Futures and Options Market (ÖTOB):	AUA
ÖKB-WKN:	062015
ISIN:	AT0000620158

Analysts give positive assessment of turnaround

Austrian Airlines continues to attract strong interest from stock market analysts at home and abroad. This resulted in a range of corporate analyses by notable international investment and brokerage companies.

All analysts evaluated the progress of the Austrian Airlines Group turnaround pro-

Austrian Airlines share price and ATX

Absolute share price and indexed to ATX


EUR
Index (%)
12
10
8
6
4
2
0
120
100
80
60
40
20
0
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Austrian Airlines shares absolute
Austrian Airlines shares indexed
ATX indexed

Austrian Airlines shares compared to the MSCI Europe Airlines Index[1]

Indexed as of 1 January 2002



140
120
100
80
60
40
20
0
01/02
02/02
03/02
04/02
05/02
06/02
07/02
08/02
09/02
10/02
11/02
12/02
01/03
02/03
03/03
Austrian Airlines shares
MSCI Europe Airlines-Index

1 The MSCI Europe Airlines Index was calculated for the first time in January 1995. It includes Lufthansa, British Airways, Ryanair, Alitalia, Air France, SAS and KLM. Consideration of Total Shareholder Return (price gains and dividends).

gramme as highly satisfactory. This positive stance was confirmed when profit forecasts were raised in 2002 on the strength of the successful development of the company. Analysts' assessments of the future are all now assuming positive corporate development in the medium term.

Shareholders in Austrian Airlines

Share capital: EUR 247.18m, 34m shares (1.7m held by Austrian Airlines)



ÖIAG
39.7 %
Free float
43.2 %
Air France
1.5 %
Austrian
Airlines
5.0 %
Austrian institutional
investors (syndicate)
10.6 %

Buy-back of own shares successfully completed

The ordinary Annual General Meeting held in May 2002 approved a resolution to initiate a Stock Option Programme for executives of the Austrian Airlines Group. To make the new Stock Option Programme possible, a buy-back of five percent of the company's own shares (1.7 million) was approved. This was successfully completed at the beginning of July.

Share buy-back completed in July 2002

Increase in CVA and ROTGA as measures of successful value management

Creation of added value for shareholders

The core aim of the Austrian Airlines Group is to produce added value for its shareholders. For this reason, the need for "value orientation" has deliberately been placed at the heart of Group strategy (for details, see p. 10).

The Group is working to achieve a continual, long-term increase in corporate value and an appropriate return on capital employed. An ongoing improvement in Cash Value Added (CVA) and the Return on Total Gross Assets (ROTGA) have been defined as measurements for these two key objectives. By constantly increasing these two values, the Group also intends that Austrian Airlines shares outperform the MSCI Europe

Value management

		2002	2001	2000 [1]	1999
ROE [2]	%	0.8	−26.7	6.0	4.2
ROCE [3]	%	3.1	−3.5	4.5	2.3
ROTGA [4]	%	7.7	5.2	–	–
CVA [5]	EURm	−109.8	−224.1	–	–
CVA change	EURm	114.3	–	–	–

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 ROE: profit before tax in relation to average shareholders' equity.
3 ROCE: NOPAT (=EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items).
4 ROTGA: EBITDAR as a ratio of Total Gross Assets (= assets at acquisition costs minus non-interest-bearing debt).
5 Cash Value Added (CVA): (ROTGA minus WACC) x Total Gross Assets (= assets at acquisition costs minus non-interest-bearing debt).

Airlines Index by 3 % over a period of three years.

CVA was raised by EUR 114.3m to EUR −109.8m in the financial year 2002, while the ROTGA reached 7.7 %, compared to 5.2 % the preceding year. Taken together, these figures mean the Austrian Airlines Group has successfully achieved its stated short-term goals.

CVA improvement: EUR 114.3m ROTGA: 7.7 %

In 2003, the Group is striving to achieve a further increase in CVA on the basis of an improvement in the ROTGA. Against the background of the crisis in the Middle East, however, forecasts for the aviation industry – which reacts particularly sensitively to changes in world political circumstances – are currently difficult and hampered by great uncertainty. In accordance with its active information policy, the Austrian Airlines Group will publish more precise forecasts immediately after a settlement of the situation in the Middle East.

Dividend payment cancelled for 2002

The financial strategy of the Austrian Airlines Group is built upon a permanent, substantial improvement of its operating

Capital market figures

		2002	2001	2000	1999
Earnings per share (according to ÖVFA method)	EUR	1.29	−4.88	1.56	1.37
Diluted earnings per share [1]	EUR	1.26	–	–	–
Share price 31 December	EUR	6.9	7.8	12.3	18.8
Share price high	EUR	10.5	16.5	19.3	32.7
Share price low	EUR	5.6	5.5	10.0	17.7
P/E ratio 31 December [2]		5.3	–	7.9	13.7
P/CF ratio 31 December [3]		0.4	–	1.3	2.2
Market capitalisation 31 December [4]	EURm	222.9	265.2	418.2	639.2
Turnover on Vienna Stock Exchange	EURm	149.5	207.7	171.6	295.9
Average daily turnover	EURm	1.10	1.18	0.70	1.19
Trading volume on Vienna Stock Exchange	Shares million	18.0	20.5	11.6	12.7
ATX weighting 31 December	%	1.1	1.5	2.0	2.9
Futures and Options Market	Contracts	27,841	27,385	13,891	n.a.
Dividend [5]	EUR	0.00	0.00	0.30	0.51

1 Adjusted by average number of own shares held by the company
2 P/E ratio: price-earnings ratio: share price in relation to earnings per share
3 P/CF ratio: price-cash flow ratio: share price in relation to cash flow per share
4 2002: adjusted by 1.7 million repurchased shares
5 Dividend 2002: proposal to Annual General Meeting

performance and a clear reduction in the level of debt. Having successfully introduced its turnaround strategy, the Austrian Airlines Group achieved a positive profit after tax of EUR 43.2m in 2002 – earlier than was originally budgeted. Despite substantial reductions over the past year, the gearing ratio of the Group, at 290.4 %, still remains too high. For this reason, the Board of Management proposes not to pay a dividend for the financial year 2002. In the medium term, however, the turnaround will benefit shareholders through the payment of appropriate dividends.

Awards confirm commitment to Investor Relations

At times of far-reaching change such as these, an active and transparent information policy towards the financial community is essential. For this reason, the Investor Relations strategy of Austrian Airlines is strongly oriented to complete openness and transparency. In 2002, management directly informed institutional investors, analysts and private shareholders of developments within the company and the perspectives of the Austrian Airlines Group at a number of international roadshows and a range of events held within Austria.

Once again, the quality of the Group's Investor Relations work was recognised during the report period, receiving numerous awards and judgements.


Turn
for good news

The newly developed online financial report 2002 represents an important innovation. The report will be available from the time of publication of the current report at the following address: **www.aua.com/report2002.**

Financial calender 2003

Annual Results 2002	10 April 2003
Annual General Meeting Austrian Airlines AG	30 April 2003
First Quarter Results	6 May 2003
Half-Year Results	7 August 2003
Third Quarter Results	6 November 2003
Preliminary Results 2003 / Forecast 2004	11 December 2003

Wirtschaftsblatt Investor Relations Test
June 2002, First place, **"Highly commended"** grade

Wirtschaftsblatt Investor Relations Test
April 2002, First place, **"Highly commended"** overall grade

Roland Berger Strategy Consultants, diamond:dogs web consulting "Importance of the internet"
August 2002, Investor Relations: **"Highly commended"** grade

Annual Report Awards Trend Business Magazine
September 2002, **3rd place** Business Reporting Category
Austrian Airlines Group Annual Report 2001

You can find an extensive range of corporate information in the Investor Relations section of our website at www.aua.com.

We now also provide an interactive online version of this financial report. To access this, go to **www.aua.com/report2002.**

The Austrian Airlines Investor Relations Team, headed by Karl Knezourek, is more than happy to provide you with additional information at any time. Simply call +43/5/1766-3642 or mail **investor.relations@aua.com.**

Corporate Governance

Austrian Corporate Governance Code introduced

In September 2002, the Austrian Corporate Governance Code was presented to the public. The Code was developed jointly by the Institute of Austrian Auditors, the Austrian Association for Financial Analysis and Asset Management, the Vienna Stock Exchange, issuers and investors.

As a voluntary measure for self-regulation, the new Code represents an effective regulatory framework for the management and supervision of companies listed on the Stock Exchange. By providing unprecedented levels of transparency, a significant improvement in the quality of cooperation between Supervisory Board, Board of Management and shareholders and a clear orientation to long-term value creation, the Code aims to promote confidence amongst the investing public in the management and supervision of Austrian companies listed on the stock exchange.

Austrian Airlines: a clear commitment towards Corporate Governance

Minor exceptions

Austrian Airlines explicitly acknowledge the Austrian Corporate Governance Code, and will apply the Code in the 2003 financial year, with the exception of the provisions named below.

Rule 49 is not to be applied where the object and conditions of the contracts between Austrian Airlines and companies in which members of the Supervisory Board of Austrian Airlines exercise executive functions cannot be publicised for reasons of competition between these companies.

Furthermore, Austrian Airlines cannot at this time offer a declaration on the implementation of rules falling under the authority of shareholders. Where these are to be incorporated into the charter of the company, this is exclusively conditional upon the decision of the Annual General Meeting on the basis of appropriate applications from shareholders.

Transparency in matters of Corporate Governance

External evaluation

In the course of, and for, the 2003 financial year, Austrian Airlines will have the observance of the individual regulations of the Austrian Corporate Governance Code evaluated by an external institution and report publicly on the results.

We also shall provide regularly updated information on this subject on our website.

Management Report

Encouraged by a slight increase in demand for aviation services in a number of regions of particular relevance to the Austrian Airlines Group, the company succeeded in strongly improving both its revenues and results in 2002. The restructuring measures introduced at the end of 2001 – these included a range of drastic cost reductions and numerous measures designed to raise yields in flight operations – have brought the change in trend the Group aimed for. At EUR 41.4m, the result from operating activities (EBIT) – like cash flows from operating activities – is substantially up on the figure for the previous year. The balance sheet structure has also improved as a result of an increase in the equity ratio and a corresponding reduction in the level of net gearing.

Annual Statement of Accounts according to IFRS
The Annual Statement of Accounts 2002 of the Austrian Airlines Group was prepared in accordance with International Financial Reporting Standards (IFRS). In the interest of improved international comparability, the Group introduced international standards in its reporting in 2000. Please refer to the chapter "Segments" on page 37 for details of the different business areas (segments).

Turn around to continue

Turnaround successfully initiated

Radical changes

For the Austrian Airlines Group, the year 2002 was greatly influenced by the removal of fundamental weaknesses: too high a cost base, yields too low in relation to costs and a load factor below the industry average. It was for these reasons that, at the end of 2001, the new Board of Management instigated a range of radical changes. Based on this package of measures, the Austrian Airlines Group took considerable steps towards achieving its goal of bringing its revenue and cost structure back into line in the report period.

Worldwide downturn in economic cycle continues

The world's key national economies have been suffering from an economic downturn since the summer of 2001. Had it been assumed in 2001 that a lasting recovery would set in by mid-2002, these hopes were dashed by the continuing slowdown around the world. The most important national economies in Europe – above all Germany – were stagnant, there was widespread uncertainty in the USA, and the Japanese economy was forced to battle with recession and deflation. With an anticipated growth rate of 0.9 %, the Austrian economy was marginally below the EU average of +1.0 %.

Austria below EU average

Economic experts forecast OECD countries to stagnate at a growth of just 1.5 % in 2002. Boosted by interest rate cuts at the US Federal Reserve and the European Central Bank, 2003 is expected to see the beginnings of economic revival. This will be weaker in Japan and Germany and more marked in North America and EU member states other than Germany.

Increase in traffic volume

After the shock experienced throughout the industry at the end of 2001, international demand for flight services stagnated to a great extent in 2002. However, traffic in Europe (−4.5 %) and the Far East/Australasia (+0.2 %), two sectors of the market of particular importance to the Austrian Airlines Group, developed somewhat more favourably.

Against this background, the Austrian Airlines Group again reported an increase in its passenger numbers from March 2002 onwards. On the basis of ongoing product improvements – particularly in European and Asian traffic – it was also able to win new market share. Overall, the number of passengers carried by the Group in 2002 exceeded the figure for the previous year by 3.3 %.

Rise in passenger numbers and market share

RPK: +6.3 %

Revenue passenger kilometers ("sold" kilometers) even saw a more substantial increase of 6.3 %. Thanks to restrictive capacity management, the passenger load factor, an indicator of capacity utilisation on scheduled traffic, improved by 1.9 percentage points to 70.5 %.

For details of traffic statistics, see page 44.

Further increase in yields

Yield: +4.7 %

The yield (adjusted passenger flight revenues from scheduled services in relation to scheduled revenue passenger kilometers) showed an increase in 2002, posting a rise of 4.7 % for the report period. As a result, the Austrian Airlines Group was able to markedly improve one of the most important benchmarks for the profitability of an airline. A structurally positive effect resulted from the reduction in long haul capacity in favour of short and medium haul routes with higher yields. Fare adjustments compatible with market conditions also contributed to the increase in yields.

Revenue and operating revenue expanded

Although production measured in available seat kilometers (ASK) grew by just 2.7 %, the flight revenue of the Austrian Airlines Group rose by a substantial 7.6 % in the report period, reaching EUR 2,055.2m. The foundations for this positive trend were the solid level of demand, the gain of new market shares and the increase in yields.

Other revenues fell, however, essentially due to a 19.6 % fall in income from aircraft leases. The increase seen in other operating income and changes in inven-

Operating revenue

EURm	2002	2001	+/− abs.	+/− %
Flight revenue	2,055.2	1,910.1	145.1	7.6
Other revenue	149.2	185.5	−36.3	−19.6
Revenue	2,204.4	2,095.6	108.8	5.2
Other operating income and changes in inventories	193.6	76.2	117.4	–
Operating revenue	2,398.0	2,171.8	226.2	10.4

tories resulted overwhelmingly from exchange rate gains from the valuation of foreign currency liabilities – the majority of these were not realised – of EUR 141.7m.

Reduction in current expenses

Although total expenses showed an overall increase, the Austrian Airlines Group actually succeeded in reducing its operating expenses for the report period on the back of a Group-wide cost-reduction offensive. The EUR 95.9m increase in operating expenses shown here essentially resulted from a provision of EUR 106.5m – reported under "Depreciations" – for aircraft awaiting sale, in accordance with IAS 36 (Impairment of Assets). When adjusted to account for this item, expenses were EUR 10.6m or 0.5 % down on their 2001 level, despite the expansion of production mentioned above.

Despite the slight expansion in production, expenditure on jet fuel, one of the key cost components in flight operations, fell by 15.3 % to EUR 216.8m. This was due to an easing in the price of jet fuel and the active hedging policy pursued by the Group.

Fuel expenses: −15.3 %

The fall in personnel costs is the result of the commendable voluntary salary waiver of staff and the unavoidable reduction in personnel due to the restructuring measures.

Jet fuel

USD/ton


USD 383.50
13.10.2000
USD 369.25
10.2.2003
USD 169.50
19.11.2001
450
400
350
300
250
200
150
100
50
0
January 1999
2000
2001
2002
2003

Operating expenses

EURm	2002	2001	+/− abs.	+/− %
Expenses for materials and services	1,356.2	1,418.0	−61.8	−4.4
Personnel expenses	402.8	429.9	−27.1	−6.3
Depreciation	343.2	224.7	118.5	52.7
Other expenses	254.4	188.1	66.3	35.2
Operating expenses	2,356.6	2,260.7	95.9	4.2

Further reduction in unit costs

Following the cost reduction measures introduced in the report period, unit costs (adjusted overall operating expenses in relation to ASK) also fell further, decreasing by 2.9 %. This parameter is a particularly clear indicator of the real contribution made to the improvement in operating performance by the strict Group-wide cost controls now in place.

Unit costs: −2.9 %

Substantial improvement in result from operating activities (EBIT)

Overall, the Austrian Airlines Group successfully increased its result from operating activities (EBIT) by EUR 130.3m to EUR 41.4m in 2002.

EBIT rises to EUR 41.4 mio.

In addition to the sharp operating improvement, the result of the Austrian Airlines Group was influenced by a number of special factors in 2002: the valuation of foreign currency liabilities as at the reporting date, for example, produced exchange rate gains of EUR 104.4m. However, the majority of these were not realised. In the spirit of a prudent accounting policy, provisions of EUR 106.5m were made for aircraft awaiting sale, in accordance with IAS 36 (Impairment of Assets).

The marked improvement in the financial result is based upon the lower level of interest rates and a strong reduction in interest-bearing financial liabilities.

In accordance with these developments, profit before tax and net profit for the year both improved sharply.

Strong increase in cash flows from operating activities

In accordance with the positive trend in the result, cash flow from operating activities of the Austrian Airlines Group also rose sharply in the 2002 financial year.

Every effort was made to optimise working capital during the report period. An optimisation of receivables and a sharp increase in provisions for unearned transportation revenues arising from flight documents sold and not yet used made a particularly important contribution to this strategy.

Due to a substantial repayment of interest-bearing liabilities of EUR 329.2m, cash flows from financing activities totalled EUR −424.7m.

Liquidity secured

Cash on hand and at bank and short-term investments fell by EUR 61.9m to EUR 235.1m. However, the liquidity of the Group continues to be secured with a strict stop on investment, and by using existing reserves and credit lines.

Profit and loss account

EURm	2002	2001	+/− abs.	+/− %
Operating revenue	2,398.0	2,171.8	226.2	10.4
Operating expenses	2,356.6	2,260.7	95.9	4.2
EBITDAR	463.2	219.6	243.6	–
EBIT	41.4	−88.9	130.3	–
Financial result	−37.2	−75.2	38.0	50.3
Profit before tax	4.2	−164.1	168.3	–
Profit after tax	43.2	−165.3	208.5	–
Net profit for the year	42.8	−166.0	208.8	–

Cash flow

EURm	2002	2001	+/– abs.	+/– %
Cash flows from operating activities	520.9	49.1	471.8	–
Cash flows from investing activities	–158.1	–249.3	91.2	36.6
Cash flows from financing activities	–424.7	–2.7	–422.0	–
Change in cash and cash equivalents	–61.9	–202.9	141.0	–

Investment volume reduced

The investment in fixed assets of the Austrian Airlines Group, which totalled EUR 248.7m in 2002, was reduced substantially against the preceding year by EUR 151.7m as part of the restructuring measures.

Fixed asset investment reduced by EUR 151.7m

Due to the Group's commitment to a number of non-changeable long-term purchase agreements, investment activity once again focused on the purchasing of new aircraft during the report period. As a rule, these acquisitions were financed with loans. In total, four aircraft were newly incorporated into the fleet during the report period.

Four new aircraft

In the interest of strict cost control, the Group succeeded in converting open orders for aircraft into smaller types through negotiations with manufacturers. Deliveries of A320 and A321 aircraft were converted to the smaller A319 type, and an order for one Boeing 777 has been changed to three Boeing 737-800 – one of the most modern and efficient medium haul aircraft in operation today. In some cases, it was also possible to extend delivery deadlines further.

Postponement and conversion of open orders

Improvement in balance sheet ratios

The favourable business trend of the past financial year also led to an improvement in the balance sheet structure. While the total assets of the Austrian Airlines Group fell due to the restrictive investment policy and reduction in liabilities, shareholders' equity grew slightly.

Balance sheet structure


Current assets 13.4 %
Non-current assets 86.6 %
Current assets 15.9 %
Non-current assets 84.1 %
2002 2001


Shareholders' equity 14.6 %
Liabilities 85.4 %
Shareholders' equity 12.7 %
Liabilities 87.3 %
2002 2001

Investment

EURm	2002	2001	+/– abs.	+/– %
Fixed assets	248.7	400.4	–151.7	–37.9
Financial assets	14.6	35.3	–	–
Purchase of consolidated interests	–	5.2	–	–


Turn
expectations

Equity ratio rises to 14.6 %

As a result, the equity ratio increased to 14.6 % (2001: 12.7 %), while net gearing fell to 290.4 % (2001: 337.9 %).

Despite the generally positive tendency, these figures are still not acceptable from a medium- to long-term perspective. The programme of measures introduced at the end of 2001 should lead to a marked further improvement from 2003 onwards, however. Priority will be given to increasing the result through a combination of drastic cost reductions and increases in revenue. In parallel, liabilities should be reduced further with the more frequent use of operating leases and the sale of smaller investments.

Balance sheet

EUR Mio.	2002	2001	+/− abs.	+/− %
Non-current assets	3,318.1	3,497.4	−179.3	−5.1
Current assets	511.3	660.3	−149.0	−22.6
Shareholders' equity	557.0	529.1	27.9	5.3
Liabilities	3,272.4	3,628.6	−356.2	−9.8
Balance sheet total	3,829.4	4,157.7	−328.3	−7.9

Financial ratios

%	2002	2001
Equity ratio [1]	14.6	12.7
WACC [2]	8.0	8.0
ROTGA [3]	7.7	5.2
ROCE [4]	3.1	–3.5
Net gearing [5]	290.4	337.9

1 Equity as a percentage of total assets.
2 Weighted Average Cost of Capital.
3 EBITDAR in relation to Total Gross Assets (= fixed assets at purchasing costs minus non-interest-nearing debt).
4 NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items).
5 Long-term debt to banks, long-term loans and long-term leasing liabilities minus cash-like items, in relation to shareholders' funds.

The challenge of risk management

History shows that airlines are particularly exposed to the effects of political events and crises, and there are a number of areas in which specific hedging through active risk management is of vital importance for airlines. The Austrian Airlines Group currently implements a policy of Group-wide, value-oriented risk management under the responsibility of a central risk manager. Through a range of institutionalised procedures, this is designed to constantly record and analyse all relevant risks, thereby ensuring the basis for the timely planning and implementation of countermeasures.

Value-oriented risk management

- In accordance with the international trend, the Austrian Airlines Group was also confronted with a considerable increase in **insurance expenses** in the report period. The particularly sharp rise in the price of third-party liability insurance against terror and war risks in air traffic – where insurable at all – forced up total insurance expenses at the Group to EUR 35.0m (2001: EUR 13.9m). Since acceptable third-party liability cover against damage arising from terrorism and war was not available at all until the end of November 2002, the Republic of Austria assumed responsibility for coverage of this risk against a market premium.

- As a globally active company, the Austrian Airlines Group is exposed to constant **fluctuations in exchange rates, interest rates and fuel prices**. In the interest of minimising risk, the company hedges open positions on a case-by-case basis after careful market evaluation. Currency and interest rate risks are balanced strategically or by means of derivative financial instruments. The price risks associated with fuel expenditure for flight operations – representing around 9.2 % of total expenses – were successfully hedged with options in 2002.

- In the aviation industry, **market risks** mainly impact on the load factor ("capacity utilized"), the provision of capacity and yield (earnings per kilometer "sold"). Precise analyses of the respective booking situation enable active revenue management oriented towards ongoing optimisation.

Strong impact of political uncertainty and crises

The impact upon airlines of political uncertainty and crises is particularly severe, since it is extremely difficult to adjust production (available kilometers) in the short term. As a result, forward planning is of absolutely crucial importance in the sector. In view of the volatile political situation in the

Middle East, the Austrian Airlines Group has reduced its frequencies and destinations in the region, and made preparations for the short-term grounding of capacities in case the conflict should escalate.

- In **capacity management** – responsible for matching the "production" of flight services with current demand – every effort is made to either usefully employ or sell surplus capacity. However, the market for used aircraft has not yet recovered its former vitality. A total of four aircraft were sold in 2002, while six had been leased out as at 31 December 2002. Six aircraft were taken out of service at various times in the report period.

Increase in flexibility

Capacity management will continue to form an important focus for the Austrian Airlines Group in the financial year 2003. The Group will seek to strengthen the flexibility of its capacity adjustment through the increased use of short-term operating leases. It aims to be able to change 10 % of capacity within one year, and 20 % of capacity within three years, without cost disadvantage.

A Continuing Positive Outlook

Following the successful launch of its turnaround programme in the financial year 2002, the Austrian Airlines Group aims to further improve its results during 2003. This should be supported – provided that a solution to the Iraq conflict can be found – by a recovery in the business environment and a return to normal levels of growth in demand for aviation services. As a result, the ratios of ROTGA and CVA change, defined as benchmarks for the Group's value management, should also improve in 2003. The Group's extensive optimisation programme designed to reduce costs and increase results will have a beneficial effect in this area. Continuing to focus its efforts on flights from and to Austria and West-East transfer, the Group plans to substantially expand its range of flights in 2003 whilst simultaneously improving its load factor.

Recovery in the business environment

There is consensus amongst economic researchers at present that, after the collapse in the business cycle in 2001 and last year's stagnation at rates of just 1.5 %, the OECD economies should see a return to growth in 2003. However, the realisation of these forecasts depends almost entirely upon a successful outcome to the Iraq conflict.

Gradual return to "normal" growth in demand

2 to 2.5 times GNP growth

Despite the sluggish economic conditions since the end of 2001, former rates of growth in demand for air travel are expected to return in the medium term. Experience shows that these will run at between 2 and 2.5 times the rate of overall economic growth. The marked uncertainty surrounding the situation in the Middle East caused a fall in demand in the first weeks of 2003, but this is expected to be temporary.

Forecasts for 2002 strongly exceeded

The Austrian Airlines Group exceeded its target to break even in its operating activities (EBIT) set for 2002 in last year's financial report by a substantial EUR 41.4m. As forecast, the ratios defined as benchmarks for the ongoing value orientation of the Austrian Airlines Group rose significantly: the ROTGA (Return on Total Gross Assets) reached 7.7 %, while Cash Value Added (CVA) improved by EUR 114.3m.

Forecasts overshadowed by Middle East crisis

Against the background of the crisis in the Middle East, forecasts for the aviation industry – which reacts particularly sensitively to changes in world political circumstances – are currently difficult and hampered by great uncertainty. For 2003, however, the Austrian Airlines Group expects to achieve an EBIT at least the same as that for 2002. In accordance with its active information policy, the Austrian Airlines Group will publish more detailed forecasts immediately after a settlement of the situation in the Middle East.

EBIT 2003 at least to reach 2002 level

Expansion of route network in Europe continues

The Austrian Airlines Group intends to make full and active use of the recovery in demand for flight services that is expected to follow settlement of the situation in the Middle East in 2003. The emphasis for the Group remains firmly upon expansion in two specific niche markets: traffic from and to Austria, and West-East transfer.

According to this strategy, the network depth should be expanded – as in 2002 – through the introduction of additional frequencies to existing destinations, especially in Western Europe. The Group will ensure favourable load factors by using smaller aircraft types. Additional frequencies will be scheduled at times that both attract high-value local traffic and guarantee optimum connection into the Group's own network.

Additional frequencies in Western Europe

Market leadership in Eastern Europe – the Austrian Airlines Group offers more destinations there than any Western European carrier – is to be ensured with the introduction of at least one new destination in the region every year. In addition to this, increases in frequency for destinations currently offered both in the West European feeder markets and the East European source markets should allow the Group to make maximum possible use of its market potential. With expansion of the European Union to the East due to go ahead in May 2004, the Group is already looking into a range of product measures specifically designed for the growth markets of the new member states.

Increase in frequencies and new destinations in Eastern Europe

Concentration of long haul sector

In the long haul sector, existing routes continue to be checked on an ongoing basis for their network contribution and profitability. The Group is concentrating on destinations that have high point-to-point potential (New York), function as the hub of a Star Alliance partner (Washington, Tokyo, Bangkok),

Planning assumptions 2003–2005
Real GDP in OECD countries: 2.2 % – 2.9 %
Inflation: 2.0 % – 1.5 %
Euribor: 3.0 % – 3.5 %
USD Libor: 1.5 % – 6.0 %
EUR/USD: 0.98
Jet fuel: USD 240/ton

show positive route results (Osaka, Australia) or are profitable niche products (Kathmandu). Existing destinations in this segment will be strengthened primarily by means of additional flights, working towards one daily frequency wherever possible. In this way, the Group aims to improve its average yield and with it the profitability of long haul operations.

Rise in profitability

New branding strategy from autumn 2003

In a concentrated effort to emphasise the differentiation of the carriers of the Austrian Airlines Group through a powerful and clear market presence, especially on the international stage, a new brand architecture has been conceived for the entire Group. Under the new branding, the regional airline Tyrolean Airways will be brought closer to the scheduled brand of Austrian Airlines, while Lauda Air retains its independent positioning in the holiday flight segment. Since the business environment in spring 2003 had a negative influence upon the launch of this new market presence, however, the rollout was postponed until the autumn.

Powerful new market presence

Fleet investment restricted

New investment in the fleet of the Austrian Airlines Group, which had already been reduced sharply at the end of 2001, continues at a restricted rate. Primarily due to the terrorist attacks of 11 September 2001, the delivery dates of open

Turnaround back on track



aircraft orders were postponed by an average of one to two years, in agreement with manufacturers.

Three new aircraft

The only aircraft to be delivered in 2003 will be two Dash 8-400Q and one Boeing 737-800, while the Group plans to dispose of one Dash 8-100. As a result, the total investment volume of the Austrian Airlines Group in 2003 will be approximately EUR 190m. This is to be financed from cash flow and by means of long-term loans.

Orders for a total of 18 aircraft, with a value of EUR 577.7m, remain open for the period 2003 to 2006.

Reduction of surplus capacity

Currently surplus capacity will be reduced where possible, or employed again when the markets experience a recovery.

Significant events after 31 December 2002

In January 2003, the order of a fourth Boeing 777 long haul jet was converted to an order for three medium haul aircraft of the modern type Boeing 737-800. Investment volume was reduced as a result and the fleet adjusted to meet demand.

As at March 2003, forward bookings indicate that levels of demand will continue to be relatively low for the present time. The Austrian Airlines Group will counter this situation with cutbacks in capacity and cost reductions.

Please refer to page 81 (Note 47 of the Notes to the Accounts) for further details of significant events after 31 December 2002.

Segment Reporting

The business segments of the Austrian Airlines Group – under IFRS Scheduled, Charter and Complementary Services – experienced uneven development in the report period. The Group gained additional market share in the scheduled segment, which led to tangible increases in passenger numbers and load factor, as well as revenue and EBIT. Charter traffic also reported positive levels of growth in 2002, but the complementary services segment was negatively affected by worldwide overcapacity reflected by lower revenue from aircraft leasing. When considered by geographical segment, the core Austrian Airlines Group regions of Europe and Asia both posted strong increases, while flights to North America and Africa showed a tendency to fall.

Scheduled, charter, complementary services

The following is a presentation of detailed information about the scheduled, charter and complementary services segments. Profits from the ordinary disposal of fixed assets – primarily aircraft – included in the operating revenue of the Austrian Airlines Group were allocated to the scheduled and charter service segments according to the ATK produced. They are recorded as other operating revenue. Exchange rate gains from the valuation of foreign currency liabilities as at the reporting date, and provisions for aircraft awaiting sale in accordance with IAS 36 (Impairment of Assets), were allocated in relation to operating revenue between the segments and reported as other operating revenue or operating expenses respectively. The result of each segment includes directly attributable costs and pro-rated fixed costs, the latter divided up in relation to revenues.

Operating revenue per segment


Scheduled service 83.2 %
Complementary services 6.8 %
Charter service 10.0 %

Scheduled service

The scheduled service segment covers all scheduled traffic of the Austrian Airlines Group, including any services performed in the course of scheduled traffic (cargo, airmail, excess baggage, etc.). The focus of activity in this area is on Austrian Airlines and Tyrolean Airways.

The core competence, and therefore also the focus of the scheduled services of the Austrian Airlines Group, is in traffic from and to Austria and on West-East transfer.

Increase in load factor and market share gains in scheduled traffic

Despite a reduction in available seat kilometers on scheduled services of 4.7 %, the passenger volume of the Austrian Airlines Group rose slightly in 2002 (+1.3 %) to reach 7,269,235 passengers carried. Although revenue passenger kilometers fell by 2.1 %, the passenger load factor – as a measure of capacity utilisation – increased by 1.9 percentage points to reach 70.5 %. As a result, the profitability of scheduled services increased.

Passenger traffic: +1.3 %

Load factor rises to 70.5 %

The background to this trend was the substantial reduction in offered capacity on scheduled services instigated by the Austrian Airlines Group during the first half of 2002 in reaction to lower levels of demand. Capacity only was expanded again on specific routes from the 3rd quarter onwards in light of the partial recovery in demand. At the same time, the Group strived to shift production from long to short and medium haul routes.

Additional market share

Thanks to ongoing product improvements, the Austrian Airlines Group also succeeded in gaining additional market share on its crucial European and Asian services. Frequencies were increased to London, Copenhagen, Amsterdam, Brussels, Milan, Geneva, Zurich and a range of other destinations. In Eastern Europe, higher frequencies on the Group's routes to Skopje, Timisoara, Tallinn und Minsk had a positive impact, while in the long haul segment connections to Sydney, Beijing, Osaka and Tokyo were also increased. On the basis of these changes, the Austrian Airlines Group now offers its customers improved connections from and to Vienna and transfer possibilities between Western and Eastern Europe.

Cargo and mail on course for growth

Despite the general slowdown in the economic environment, the Austrian Airlines Group successfully increased its transport services in the areas of cargo and mail on scheduled and charter services in in the report period by 1.6 % to achieve a total of 125,167 tons.

With a total volume of 10,814 tons (+32.3 %) carried, the trend in mail traffic was particularly encouraging. Cargo transportation remained broadly stable compared to the previous year (-0.6 %) and developed substantially better than both the market as a whole and the Group's main European competitors.

Due primarily to the capacity expansion on services from and to Asia, revenue in

Short and medium haul routes

this segment increased more strongly than transport services overall. As a result, revenue in the report period rose by 7.4 % to EUR 122.6m, the highest level recorded in the Group's history. At the same time, through its extremely effective strategy of cost management, the Group reduced its total costs per ton carried by 2.8 %.

EBIT and yields increased

On the basis of solid demand, the additional market share gained by the Group and the successful increase in yields during the report period, the operating revenue of the scheduled service segment increased by 13.1 % to EUR 1,994.8m.

The share of scheduled traffic in the operating revenue of the Austrian Airlines Group overall was 83.2 % in 2002 (2001: 81.2 %). Due to

Long haul routes

Scheduled service

		2002	2001	+/– %
Traffic statistics				
Passengers carried[1]		7,269,235	7,177,758	1.3
Block hours[2]		241,469	242,295	–0.3
Revenue passenger kilometers	(000)	13,794,260	14,085,261	–2.1
Available seat kilometers	(000)	19,561,444	20,518,218	–4.7
Passenger load factor[3]	%	70.5	68.6	1.9P.
ATK	(000)	2,679,239	2,835,876	–5.5
RTK	(000)	1,858,701	1,809,460	2.7
Overall load factor[4]	%	69.4	63.8	5.6P.
Freight tons		108,527	107,444	1.0
Post tons		10,109	7,816	29.3
Total tons		118,636	115,260	2.9
Business performance				
Revenue	EURm	1,833.8	1,701.5	7.8
Other operating income	EURm	161.0	63.0	–
Operating revenue	EURm	1,994.8	1,764.5	13.1
Operating expenses	EURm	1,962.3	1,850.0	6.1
EBITDAR	EURm	372.5	181.9	–
Result from operating activities (EBIT)	EURm	32.5	–85.5	–
Assets	EURm	3,185.6	3,375.9	–5.6
Liabilities	EURm	2,719.3	2,944.3	–7.6

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only regardless of number of stopovers.
2 Time from departure of aircraft until its return to unloading position after landing.
3 Utilisation of available seats divided by the number of revenue passengers in percent (passenger km x 100/seat km).
4 Utilisation of available weight capacity in percent (RTK x 100/ATK).

the extensive restructuring measures implemented over the year, EBIT in this segment increased to EUR 32.5m (2001: EUR –85.5m).

Schedulded service EBIT: EUR 32.5m

With a rise of 4.7 %, the Group achieved a marked increase in its average yield on scheduled traffic (adjusted passenger flight revenue from scheduled services in relation to scheduled RPK) in the report period. The most important factors in this positive trend were the Group's reduction of long haul capacity in favour of short and medium haul routes with higher yields and its price adjustments in conformity with the market.

Charter service

The result of the charter service segment includes the total charter traffic of the Austrian Airlines Group. In order to separate business segments as clearly as possible under the Group's Production Company Concept, all charter activities are the responsibility of Lauda Air.

Charter service expanded

Due to the generally stronger demand for holiday flights, the charter services of the Austrian Airlines Group expanded markedly in 2002 compared to the preceding year. As a result, the total number of passengers carried on charter flights in 2002 increased by 14.0 % to 1,565,421.

Charter passengers: +14 %

The Group served a total of 191 charter destinations in 2002. The most important areas in summer were Greece (31 %), Turkey (15 %), Spain (13 %) and Egypt (8 %). In winter, the Canary Islands, Maldives, South East Asia and the Caribbean created the strongest demand.

Charter service

		2002	2001	+/– %
Traffic statistics				
Passengers carried[1]		1,565,421	1,372,945	14.0
Block hours[2]		43,186	36,725	17.6
Available seat kilometers	(000)	5,207,807	3,595,236	44.9
ATK	(000)	657,141	403,002	63.1
RTK	(000)	447,226	274,883	62.7
Business performance				
Revenue	EURm	221.4	208.6	6.1
Other operating income	EURm	19.5	8.0	–
Operating revenue	EURm	240.9	216.6	11.2
Operating expenses	EURm	237.5	225.5	5.3
EBITDAR	EURm	82.4	28.4	–
Result from operating activities (EBIT)	EURm	3.4	–8.9	–
Assets	EURm	384.6	413.9	–7.1
Liabilities	EURm	328.3	361.0	–9.1

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with just one flight number are counted as just one flight regardless of number of stopovers.
2 Time from departure of aircraft until its return to unloading position after landing.

The charter product was essentially marketed via major tour operators such as GTT, ITS, Ruefa, Reiseladen and Thomas Cook Austria. As a result of strengthened sales efforts, a long haul programme to carry customers departing from Zurich to Thailand was agreed with the Swiss operator Kuoni for winter 2002/03. In addition to this strategy, the Group is increasingly developing its own sales of holidays in destinations including Palma de Mallorca and Malaga.

Strengthened sales efforts

Strong contribution to Group results

In 2002, revenue and operating revenue in the charter service segment increased sharply on the previous year. The share of charter business in the total operating revenue of the Austrian Airlines Group remained constant at 10.0 %. The EBIT in this segment improved strongly to EUR 3.4 m (2001: EUR –8.9m).

Charter service EBIT: EUR 3.4m

Complementary services

In addition to its airlines, the Austrian Airlines Group consists of numerous companies providing pre-flight and post-flight services in the field of transport and tourism, as well as financial and insurance service companies. These enterprises promote the core activities of the Group and perform air traffic related services for co-operation partners and for non-Group companies in the aviation and tourism industry.

The complementary services segment includes the activities of all these subsidiaries of the Austrian Airlines Group. The segment also comprises the Travel Value Shops, third party passenger handling at Vienna Airport, aircraft leasing and a wide range of other services. (For details of individual companies, see pp. 84 and 85.)

Collapse in revenue from aircraft leasing

The lease out of aircraft proved extremely problematic in the report period, due primarily to the high level of overcapacity worldwide. Overall, revenue from aircraft leasing fell by EUR 30.0m to EUR 37.3m, from a level of EUR 67.3m in 2001.

Complementary services

EURm	2002	2001	+/– %
Business performance			
Revenue	149.2	185.5	–19.6
Other operating income	13.1	5.2	–
Operating revenue	162.3	190.7	–14.9
Operating expenses	156.8	185.2	–15.3
EBITDAR	8.3	9.3	–10.8
Result from operating activities (EBIT)	5.5	5.5	–
Assets	259.2	368.0	–29.6
Liabilities	221.2	320.9	–31.1

Passenger handling business expanded

Despite strong competition and cost pressure, the Austrian Airlines Group succeeded both in maintaining its leading position in passenger handling business at Vienna Airport and expanding its range of services in the sector. Amongst the Group's largest clients are Air France, LOT and Aeroflot.

Positive development of Travel Value Shops

Business development was also positive in the Travel Value Shops, operated by the Austrian Airlines Group in cooperation with the world's fourth-largest Duty Free retailer, Gebr. Heinemann, Hamburg. Despite just a minor increase in passengers at Vienna Airport, the Group succeeded in increasing revenue by 6.3 % in the report period to EUR 30.2m.

Complementary services EBIT: EUR 5.5m

Operating revenue of the complementary services segment fell in the report period overall by 14.9 % to EUR 162.3m. As a result, the share of the segment of the entire Group's operating revenue, at 6.8 %, was down on the preceding year (2001: 8.8 %). The EBIT of the segment remained stable compared to the previous year's figure, at EUR 5.5m.

Revenue by geographical segment

Considered by geographical segment, revenues developed unevenly due to differing market conditions.

Growth in Europe and Asia

There were revenue increases in the report period in the regions of Europe and Asia, both of major importance to the Austrian Airlines Group. The close cooperation with fellow member airlines established following entry into the Star Alliance had a particularly beneficial effect, enabling the Group to win additional market share. The fall in revenue on routes to North America derives from the generally weaker demand in this region on the one hand, and the effects of the Group's consistent product adjustments, in the form of frequency reductions, on the other.

Increase in charter traffic

Charter revenue rose by 6.1 % in the report period due to the intensification of cooperation with tour operators in Austria and increases in the sale of individual seats on charter services. The revenue increase in Western Europe was the result of strong demand for incoming services and expanded one-off charter flights. North America developed extremely positively due to the expansion of charter marketing in Switzerland and the cooperation with a Swiss operator.



Turn around to go forward

Revenue by geographical segment

EURm	2002		2001	
	Scheduled	Charter	Scheduled	Charter
Austria	50.2	0.1	65.2	0.4
Switzerland	73.6	0.2	28.0	0.1
Germany	360.0	1.3	347.0	1.6
Scandinavia [1]	82.7	0.4	73.8	1.2
Other Western Europe [2]	246.2	37.8	233.2	26.5
Southern and South-Eastern Europe [3]	176.2	73.1	160.5	91.2
Central Europe [4]	212.8	5.5	176.8	4.4
Middle East [5]	86.0	55.4	87.0	44.1
Africa [6]	0.4	3.0	6.0	2.4
Asia and Oceania	399.9	15.8	340.6	17.8
North America	145.8	28.8	183.4	18.9
Total revenue	**1,833.8**	**221.4**	**1,701.5**	**208.6**

1 Including Denmark.
2 Belgium, England, France, Ireland, Luxembourg, Netherlands, Spain.
3 Albania, Bosnia-Herzegovina, Greece, Israel, Italy, Croatia, Macedonia, Serbia, Slovenia.
4 Azerbaijan, Armenia, Belarus, Bulgaria, Georgia, Moldavia, Poland, Romania, Russia, Czech Republic, Ukraine, Hungary.
5 Including Cyprus, Libya, Turkey, excluding Israel.
6 Excluding Libya.

Traffic Statistics [1]

		2002	+/−	2001	+/−	2000	+/−	1999	+/−	1998
Scheduled traffic										
Passengers carried		7,269,235	1.3%	7,177,758	4.1%	6,892,312	5.4%	6,538,727	6.0%	6,169,089
Block hours		241,469	−0.3%	242,295	−0.8%	244,145	1.9%	239,662	5.6%	226,939
Revenue passenger kilometers	(000)	13,794,260	−2.1%	14,085,261	−1.8%	14,345,243	6.5%	13,469,685	13.5%	11,867,201
Available seat kilometers	(000)	19,561,444	−4.7%	20,518,218	−1.8%	20,889,864	3.4%	20,206,642	15.4%	17,515,019
Passenger load factor	%	70.5	+1.9P.	68.6	−0.1P.	68.7	+2.0P.	66.7	−1.1P.	67.8
ATK	(000)	2,679,239	−5.5%	2,835,876	−0.5%	2,849,167	7.7%	2,645,641	14.5%	2,309,828
RTK	(000)	1,858,701	2.7%	1,809,460	−4.2%	1,889,360	10.2%	1,714,563	22.0%	1,405,591
Overall load factor	%	69.4	+5.6P.	63.8	−2.5P.	66.3	+1.5P.	64.8	3.9P.	60,9
Freight tons		108,527	1.0%	107,444	−7.0%	115,498	10.0%	105,020	23.6%	84,934
Post tons		10,109	29.3%	7,816	9.2%	7,160	8.5%	6,600	15.7%	5,705
Total tons		118,636	2.9%	115,260	−6.0%	122,657	9.9%	111,620	23.1%	90,639
Charter traffic										
Passengers carried		1,565,421	14.0%	1,372,945	−11.6%	1,553,262	4.1%	1,492,122	0.1%	1,490,629
Block hours		43,186	17.6%	36,725	−8.1%	39,965	4.0%	38,413	−0.7%	38,688
Available seat kilometers	(000)	5,207,807	44.9%	3,595,236	−16.0%	4,279,749	3.9%	4,118,621	0.5%	4,098,313
ATK	(000)	657,141	63.1%	403,002	−23.7%	528,254	7.1%	493,424	0.7%	490,075
RTK	(000)	447,226	62.7%	274,883	−18.8%	338,645	5.2%	322,010	4.9%	307,035
Total										
Passengers carried		8,834,656	3.3%	8,550,703	1.2%	8,445,574	5.2%	8,030,849	4.8%	7,659,718
Block hours		284,655	2.0%	279,020	−1.8%	284,110	2.2%	278,074	4.7%	265,627
Available seat kilometers	(000)	24,769,251	2.7%	24,113,454	−4.2%	25,169,613	3.5%	24,325,264	12.5%	21,613,332
ATK	(000)	3,336,380	3.0%	3,238,878	−4.1%	3,377,421	7.6%	3,139,065	12.1%	2,799,903
RTK	(000)	2,305,927	10.6%	2,084,343	−6.4%	2,228,005	9.4%	2,036,571	18.9%	1,712,626
Sector flights		150,054	1.5%	147,840	−0.3%	148,280	3.1%	143,809	1.0%	142,425

1 1998 – 2000 Austrian Airlines, Lauda Air and Tyrolean Airways from 2001 onwards Rheintalflug in addition.

Human Resources

As part of a wider strategic reorientation, the employees of the Austrian Airlines Group achieved impressive progress in 2002, not least through the support lent to Group restructuring by means of the solidarity contribution. As the most important source of knowhow and quality at the Group, moreover, employees form the foundation of future success. The new Group culture is represented by a "New Spirit" – one characterised by responsibility, individual initiative and a value-oriented entrepreneurial approach on the part of every employee. The Austrian Airlines Group also promotes the establishment of these values through its introduction of attractive working conditions, the very latest incentive systems and targeted schemes for education and further training.

Far-reaching strategic reorientation

Strategic reorientation throughout the Austrian Airlines Group made measures unavoidable in the Human Resources division. For this reason, 2002 was a year of cost-cutting throughout the Group, reductions in personnel and salary waivers. The Board of Management would like to take this opportunity to express its gratitude to all employees of the Group for their unwavering support and commitment during the implementation of these necessary measures.

Reduction in the number of Group employees

–12.5 % since 31 August 2001

Compared with 31 August 2001, the number of Group employees had been reduced by 1,003 posts or 12.5 % by end 2002. This reduction in personnel, which was in accordance with budget, was overwhelmingly achieved by means of "soft" measures including a range of part-time working models for older employees, early retirement packages and joint termination of employment. In some cases, it was possible to lessen the impact of reductions through the granting of lump-sum settlements within a social plan framework. A personnel clearing office was also established in order to support the internal arbitration and management of personnel capacities.

All the staffing measures necessary were precisely planned and rapidly implemented. This allowed the Group to retain key personnel and to keep a period of considerable insecurity amongst staff, understandable under the circumstances, as brief as possible.

Overall, the Austrian Airlines Group employed an average of 7,358 people in 2002, that is 596 fewer than the preceding year. The number of employees as at year-end stood at 7,271, clearly down on the figure for the previous year of 7,624 (−4.6 %).

Further information about employment with the Austrian Airlines Group: www.aua.com

7.271 employees as at 31 December 2002

Employees[1]

	2002	2001	+/− %
Austrian Airlines	4,941	5,164	−4.3
Lauda Air	1,272	1,594	−20.2
Tyrolean Airways[2]	1,066	1,119	−4.7
Other Group employees	79	77	2.6
Austrian Airlines Group	**7,358**	**7,954**	**−7.5**

1 Annual average on a full time basis.
2 Includes Rheintalflug.

Solidarity contribution from both management and employees

By way of a solidarity contribution in connection with the restructuring of the Austrian Airlines Group, management at the Group voluntarily waived 15 % of their remunerations in 2002.

Voluntary salary waiver

A one-year package was also agreed with employees consisting of shortened weekly working time, suspension of a previously agreed salary increase and a salary waiver. In 2002, these measures produced a total additional reduction in salary costs of around 8 % or approximately EUR 20m.

Modern systems of remuneration allow employees to participate in corporate success

In an effort to ensure that employees benefit from the positive results of their dedication, the Austrian Airlines Group offers an attractive incentive system. High achievement and above-average levels of commitment on the part of employees are rewarded through various incentive models. The salaries of managerial staff also include a range of variable components, payment of which is dependent upon the achievement of company-wide and individual goals. Furthermore, a new Stock Option Programme has been introduced for executive employees of the Group. (For details refer to page 80.)

Further cost optimisation based on collective agreements

With effect from 1 January 2004, the agreement guaranteeing the Austrian Airlines Production Company a minimum 43 % share of the total production of the Austrian Airlines Group, irrespective of market trends, was terminated according to contract. This measure is designed to ensure that each Production Company can grow according to its market opportunities.

In parallel with this move, negotiations are currently being held in an effort to introduce a second, lower compensation scheme for pilots joining Austrian Airlines in the future. The new scheme is designed to maintain the competitive edge of Austrian Airlines into the future.

A "New Spirit" for the Austrian Airlines Group

The implementation of the Production Company Concept resulted in momentous organisational changes within the

Austrian Airlines Group. Over the year, the Group has sought to introduce a transformed corporate culture – a "New Spirit" – as the embodiment of these changes. Based on this concept, the development of an integrative Austrian Airlines Group culture is promoted in a targeted manner. The aim of such measures is to maintain the dedicated orientation to customer satisfaction and high quality levels within the Group whilst simultaneously strengthening the readiness of employees to accept change and new responsibilities, building individual initiative and underpinning value-oriented entrepreneurial activity.

"New Spirit" workshops

The New Spirit at the Group can only succeed with motivated and satisfied employees. It is therefore a strategic objective of the Austrian Airlines Group to employ appropriate management measures in order to measurably improve the confidence, motivation and satisfaction of employees compared to the results of the 2002 Employee Survey. In an initial step, two workshops were held during the report period in an effort to breathe life into the New Spirit. Each workshop was attended by around 100 managers, who subsequently carried the New Spirit to their respective Group divisions.

High value placed on employee motivation

As a quality-oriented service provider, the Austrian Airlines Group values its employees highly. For this reason, the Group has begun to implement a range of measures designed to increase levels of employee satisfaction.

In autumn 2002, the Group carried out a survey of its employees. The survey covered a range of topics including the development of the company, management, image, working environment, opportunities for personal development and more.


Turn
or satisfaction

First and foremost, the survey highlighted the need for improvement in areas such as cooperation between the production companies, staff appraisals and staff appointments. Based on the findings of the survey, the coming months will see the introduction of employee appraisals throughout the Group and the production of new guidelines for a clear and objective personnel selection procedure, in addition to the consistent intensification of the New Spirit. In parallel with these changes, the Group will produce a structured record of the experience, knowhow and potential of employees in an effort to ensure that all are given access to suitable development opportunities.

Broad range of training opportunities

The Austrian Airlines Group offers its employees a broad, target-oriented range of internal and external training opportunities. There was particular emphasis in 2002 on the optimisation of core links in the customer service chain, including check-in and reservation. In total, around EUR 10m was spent in 2002 on education and training for around 4,800 participants at a range of different seminars and training events.

Strategic Fleet Management

Following the redefinition of its fleet strategy, the Austrian Airlines Group concentrated on developing its capacity according to levels of demand in 2002, whilst simultaneously setting a new course towards the standardization of its fleet. Four new aircraft were incorporated into the fleet in the report period, while ten were sold or leased out on a longer-term basis. Under pressure from the continuing slowdown in the aviation industry, future deliveries were postponed in agreement with manufacturers. The new Production Company Concept began to prove its worth in the report period, and brought a substantial reduction in costs. The merger of the Technical Divisions and maintenance units of Austrian Airlines and Lauda Air also led to marked improvements.

Redefinition of fleet strategy

Against the background of the fundamental overall reorientation, 2002 was also greatly influenced by a redefinition of fleet strategy at the Austrian Airlines Group. The redefinition has two core objectives:

- to develop fleet capacity according to levels of demand;
- to tighten up the variety of types of aircraft used in the Group.

Development of capacity according to levels of demand

Active capacity management

According to its strategy of active capacity management – the match of flight production with demand – the Austrian Airlines Group makes every possible effort to sell aircraft not required, or to return aircraft to operation in the short to medium term where economically viable. At the same time, Group policy on the acquisition of new aircraft is highly conservative. Due to the production cutbacks made necessary by the crisis, the number of aircraft in operation in 2002 was once again reduced slightly, from 89 to 87 (each figure as at 31 December).

Reduction to 87 aircraft

Based on existing long-term orders , the Austrian Airlines Group fleet was further supplemented by new aircraft in the report year. However, the Group has postponed future deliveries by one to two years. Deliveries of Airbus medium haul aircraft, for example, originally scheduled to begin in 2003, have been put back to 2004/2005 in agreement with the manufacturer. At the same time, orders for A320 and A321 have been converted to the smaller A319 type, and an order for one Boeing 777 has been changed to three Boeing 737-800 – one of the most modern and efficient medium haul aircraft in operation today.

In the past financial year, one Canadair RJ, one Dash 8-400, one Boeing 737-800 and one Boeing 777-200 were newly incorporated into the fleet. One Challenger CL600 was sold, as were two Dash 8-300 and one Boeing 737-300. As at 31 December 2002, one Boeing 737, three Dash 8 (one with an agreement to purchase) and two Learjet 60 had been leased out. One Airbus 340, one Airbus 321, one MD-83, one Boeing 767 and two Boeing 737 were taken out of service at various times in the report period.

2002: four new aircraft

With an average age of just 6.26 years (as at 31 December 2002), the operational fleet of the Austrian Airlines Group continues to be amongst the youngest in the world.

Average age: 6.26 years

Reducing the diversity of aircraft types used in the Group

At present, the total operational fleet of the Austrian Airlines Group consists of 87 aircraft of various types and dimensions, which break down in turn into eleven different 'fleet families' from five manufacturers. Such marked diversity is a legacy of the differing market segments and the acquisition strategies of the four carriers that have come together in today's Austrian Airlines Group. As this complexity brings with it substantial additional costs in terms of maintenance, storage of spare parts and flight operations, measures taken to reduce capacity are now also oriented towards fleet harmonisation.

Purchasing management

Favourable conditions with all suppliers

The Austrian Airlines Group places orders for aircraft directly with the manufacturers. Two producers, Airbus and Boeing, dominate the market for aircraft with over 100 seats. Aircraft with less than 80 seats are manufactured by Bombardier (Dash, Canadair RJ) – the supplier of Tyrolean Airways of many years' standing –, Embraer, British Aerospace, Saab and Fokker (for used aircraft). The Austrian Airlines Group always strives to secure favourable conditions with its aircraft suppliers.

The Austrian Airlines Group purchases jet fuel by means of general agreements with a range of different providers, which deliver the fuel directly to the various refuelling sites (airports). Prices for this fuel are set in accordance with the world market.

In catering, the Austrian Airlines Group has cooperated successfully for a number of years with the two leading providers in the Austrian market, Airest and Do&Co.

Production Company Concept successfully brings cost reduction

The Production Company Concept introduced at the end of 2001 has proved a complete success. It provides for the clear allotment of responsibilities to the individual companies within the Group, and above all the objective measurement of those companies' contribution to the value of the Group and their ability to hit set targets.

Under the Production Company Concept, Austrian Airlines is responsible for the provision of scheduled services on aircraft with over 80 seats and the Cargo Division. Tyrolean Airways covers regional traffic using aircraft with less than 80 seats, while Lauda Air is responsible for charter traffic and production of scheduled services on selected long haul routes of Austrian Airlines.

High cost transparency

In particular, the clear allocation of responsibility for costs, as well as the related transparency and targeted optimisation, brought marked improvements in 2002. All Production Companies succeeded in reducing their cost base according to budget.

Technical maintenance optimised further

Merger of Technical Divisions Austrian Airlines / Lauda Air

The merger of the Technical Divisions of Austrian Airlines and Lauda Air was implemented during the year, producing an essential improvement in the technical maintenance sector. The successful completion of the project enabled the Group to install a cluster system, within which the Airbus and McDonnell, Fokker and Canadair RJ and Boeing fleets were combined. From 2003 onwards, responsibility for the maintenance of all jet aircraft of the Group's three Production Companies will pass to the new Austrian Airlines Technical Division and maintenance units.

As a result of the restructuring of the Austrian Airlines Group, around EUR 12m was saved in the Technical Division.

Fleet development[1]

	2002	2003	2004	2005	2006
Scheduled fleet					
Dash 8	15	16	18	18	18
Canadair RJ	16	16	18	19	19
Embraer RJ	3	3	0	0	0
Fokker 70	10	10	10	10	10
MD-80/X100	4	4	4	4	7
A319	0	0	3	6	6
A320	8	8	6	6	6
A321	6	6	6	6	6
Short and medium haul	**62**	**63**	**65**	**69**	**72**
A330	4	4	4	6	6
A340	3	4	4	3	3
B777	3	3	3	3	3
Long haul	**10**	**11**	**11**	**12**	**12**
Scheduled total	**72**	**74**	**76**	**81**	**84**
Charter fleet					
MD-80/X100	5	3	2	0	0
A320	0	0	2	2	2
B737	7	8	6	7	11
B767	3	2	2	2	2
Charter total	**15**	**13**	**12**	**11**	**15**
Total	**87**	**87**	**88**	**92**	**99**

1 All figures refer to 31 December and take account of operationally employed aircraft (incl. replacement aircraft for maintenance-related standing times).



Turn around questions into answers

Clear cost reduction

The merger of the Technical Divisions of Austrian Airlines and Lauda Air alone brought a permanent cost reduction of EUR 7m. The employees of the Lauda Air Technical Division were taken over by Austrian Airlines, and the newly merged unit completely reorganised. By the end of 2002, the total number of personnel employed in the Maintenance Division had been reduced by over 130 people.

Third party business expanded

The restructuring of the Technical Division also allowed the Group to expand its third party business further, particularly at the Vienna home base. As a result, the Technical Division has taken over additional maintenance activities for Lufthansa, Egypt Air, Tunis Air, Royal Jordanian and Aeroflot at Vienna International Airport.

Far-reaching IT system standardisation

The harmonisation of different, and in part parallel, infrastructures and applications within the Group continued according to plan in 2002. The most important single project involved the introduction of a Group-wide SAP-R/3 system for commercial management, which went into action with all modules on 1 January 2003. A range of applications were also harmonised in the Flight Operations and Maintenance Divisions during the report period. The Group also began to construct a forward-looking and flexible data platform (Business Intelligence) for the rapid and flexible provision of information for controlling purposes.

Corporate Citizenship

In its role as a Group of Austrian "flag carriers", the Austrian Airlines Group considers it its duty, even during a difficult commercial phase such as this, to provide as much support as possible for specific humanitarian and social projects. The Group also makes an invaluable contribution to the promotion of sporting and cultural activities through its support for a variety of projects and institutions. Also of core importance in this area is the Group's active minimisation of any detrimental environmental effects associated with its commercial activity.

An unshakeable belief in social and charitable responsibility

For the Austrian Airlines Group, 2002 was a year characterised by corporate restructuring and related cost-cutting measures throughout the organisation. As a Group of Austrian flag carriers, however, the Austrian Airlines Group has retained its fundamental belief in social and charitable responsibility, even during such a demanding period for the company.

Support for more than 100 social projects

In 2002, the Austrian Airlines Group supervised and provided flight services for over 100 charitable and social projects at the individual and group levels. These included international medical aid projects and medical transports, the organisation of convalescent breaks for children from crisis regions, support for a number of renowned aid organisations based in Austria and the acceptance of several tons of donation transports as air cargo.

In August 2002, Austrian Airlines Group employees launched a spontaneous internal campaign designed to raise money for the victims of the disastrous flooding across eastern Austria. After the company itself had matched every euro donated by employees in recognition of their efforts, the exemplary staff campaign raised around EUR 137,000.

Help for flood victims

As part of a campaign at Christmas 2002, the Austrian Airlines Group decided to forego the usual staff celebrations in order that the company could make a substantial donation to the Christoffel Mission for the Blind.

Austrian Airlines Group sponsors the Austrian cultural and sporting scene

Austria enjoys numerous internationally renowned cultural centres and initiatives, which attract wide audiences from around the world. In this environment, the Austrian Airlines Group has traditionally appeared as the sponsor of high-value artistic and cultural events, helping to strengthen Austria's already outstanding reputation as a cultural nation.

During the report period, the Austrian Airlines Group sponsored the "Gustav Klimt Landscapes" exhibition in Vienna's Oberes Belvedere art gallery, the capital's Kunsthistorisches Museum, the Vereinigte Bühnen Wien theatre company and the year-long Graz 2003/European Cultural Capital project. From 2003 onwards, the Austrian Airlines Group will also sponsor the Salzburg Festival.

Sponsoring of many different cultural events

Austrian Airlines Group support for these initiatives and events consists primarily of meeting the costs of flights for artists and the transportation of works of art. The Group also uses its numerous external branches and offices in Austria and abroad to advertise cultural events in Austria.

In the area of sports, 2002 saw the Austrian Airlines Group act as official backer to the Austrian Olympic Team for the seventh time when the Group sponsored the team to attend the Winter Olympics in Salt Lake City.

Competition Compliance

Fair and undistorted competition

For an important niche player in European aviation such as the Austrian Airlines Group, cooperation agreements with alliance partners and third companies are crucial. The Group strongly believes in fair and undistorted competition within the framework of such co-operation agreements. Those employees affected are informed of the general rules of competition and basic provisions of the European Law on Cartels within a "Competition Compliance" training programme.

Passengers cast votes in Austrian general election while in-flight

In an effort to make it easier for Austrian passengers to exercise their constitutional rights, the airlines of the Group devised a system in November 2002 whereby votes in that month's parliamentary election could be cast on all flights outside Austria.

Strong commitment towards environmental protection

The Austrian Airlines Group is committed to the minimisation of any detrimental environmental effects associated with its business activities. The Austrian Airlines Group has a tradition of close co-operation with aircraft and engine manufacturers in an effort to develop environmentally friendly aircraft technologies and flight procedures.

Noise reduction a priority

Due to its thoroughgoing conversion to environmentally friendly aircraft and engines, the Austrian Airlines Group has succeeded in reducing emissions of nitrogen oxides by around 40 % since 1992. Noise reduction is another focus activity, and the Group has developed new flight procedures in cooperation with Vienna International Airport in an effort to drive down noise levels during take-off and landing. The Austrian Airlines Group also uses its own jet silencer for engine tests, which reduces noise emissions to an absolute minimum during these operationally necessary checks.

The de-icing fluid used to treat Group aircraft is 100 % biologically degradable, and environmental compatibility is also fully taken into account in the selection of suitable cleaning agents. Specific sewage treatment plants are designed to ensure that any detrimental effects on the environment are minimised.

Refuse separation

The Austrian Airlines Group also pays consistent attention to the separation of its refuse. When selecting articles to be used in-flight, the airlines take care to avoid plastic packaging wherever possible and to use paper products instead.

Consolidated Financial Statements

Please find the interactive online version of this report under **www.aua.com/report2002.**

IFRS Consolidated Income Statement for the Financial Year 2002

EURm	Notes	2002	2001
Flight revenue	7	2,055.2	1,910.1
Other revenue	8	149.2	185.5
Revenue		**2,204.4**	**2,095.6**
Changes in inventories	9	1.8	2.7
Income from disposal of non-current assets	10	0.5	17.3
Other operating income	10	191.3	56.2
Operating revenue		**2,398.0**	**2,171.8**
Expenses for materials and services	11	−1,356.2	−1,418.0
Personnel expenses	12	−402.8	−429.9
Depreciation and amortisation	13	−343.2	−224.7
Other operating expenses	14	−254.4	−188.1
Operating expenses		**−2,356.6**	**−2,260.7**
Result from operating activities (EBIT)		**41.4**	**−88.9**
Result from associates	15	5.1	2.8
Financial expenses	16	−95.5	−131.9
Financial income	16	42.5	65.5
Other financial expenses and income	17	10.7	−11.6
Financial result		**−37.2**	**−75.2**
Profit/Loss before tax		**4.2**	**−164.1**
Income taxes	18	39.0	−1.2
Profit/Loss after tax		**43.2**	**−165.3**
Minority interests		−0.4	−0.7
Net profit/loss for the year		**42.8**	**−166.0**
Earnings per share	EUR	**1.29**	**−4.88**
Diluted earnings per share	EUR	**1.26**	**n.a.**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

IFRS Consolidated Balance Sheet as of 31 December 2002

Assets

EURm	Notes	31.12.2002	31.12.2001
Non-current assets			
Intangible assets	20	32.8	39.6
Aircraft	21	2,654.6	2,798.1
Other tangible assets	22	136.2	144.6
Investments in associates	24	7.6	7.2
Other financial assets	24	270.1	370.9
Other non-current assets	27	108.0	68.2
Deferred tax assets	28	108.8	68.8
Non-current assets		**3,318.1**	**3,497.4**
Current assets			
Inventories	25	47.9	55.3
Trade receivables	26	159.2	232.0
Other current assets	27	69.1	76.0
Short-term investments	29	84.6	224.7
Cash on hand and at bank	30	150.5	72.3
Current assets		**511.3**	**660.3**
Total assets		**3,829.4**	**4,157.7**

Shareholders' equity and liabilities

EURm	Notes	31.12.2002	31.12.2001
Shareholders' equity			
Issued share capital	31	247.2	247.2
Reserves	32	267.0	447.9
Net profit/loss for the year		42.8	−166.0
Shareholders' equity		**557.0**	**529.1**
Minority interests		**3.6**	**2.4**
Non-current liabilities			
Provisions	33	390.7	353.6
Interest-bearing liabilities	34	1,961.4	2,211.0
Other liabilities	35	56.6	82.8
Non-current liabilities		**2,408.7**	**2,647.4**
Current liabilities			
Provisions	33	334.3	236.6
Interest-bearing liabilities	34	310.2	494.2
Income tax liabilities		4.3	1.9
Other liabilities	35	211.3	246.1
Current liabilities		**860.1**	**978.8**
Total shareholders' equity and liabilities		**3,829.4**	**4,157.7**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

IFRS Statement of Changes in Shareholders' Equity
1 January 2001 to 31 December 2002

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net profit/loss for the year	Total
as at 31.12.2000	**247.2**	**278.0**	**173.4**	**698,6**
Dividend payment			−10.2	−10.2
IAS 39 adopted for the first time			6.7	6.7
Other changes				–
Net loss for the year			−166.0	−166.0
as at 31.12.2001	**247.2**	**278.0**	**3.9**	**529.1**
Share buy back			−14.7	−14.7
Other changes			−0.2	−0.2
Net profit for the year			42.8	42.8
as at 31.12.2002	**247.2**	**278.0**	**31.8**	**557.0**

IFRS Cash Flow Statement for the Financial Year 2002

EURm	2002	2001
Profit/Loss before tax	4.2	−164.1
Depreciation of non-current assets	343.2	224.7
Result from sale of non-current assets	−0.5	−17.3
Result from associates	−5.1	−2.8
Net interest	53.0	66.4
Income taxes paid	−2.0	−6.9
Changes in inventories	7.4	−0.9
Changes in assets	150.2	−27.8
Changes in provisions	134.7	34.2
Changes in liabilities (excl. financial liabilities)	−59.8	−56.4
Other non-cash changes	−104.4	–
Cash flows from operating activities	**520.9**	**49.1**
Investments in tangible and intangible assets	−248.7	−400.4
Investments in financial assets	–	−35.3
Expenses related to purchase of consolidated interests	–	−5.2
Cash acquired from first time consolidation	–	1.2
Income from sale of non-current assets	48.1	124.9
Financial income	42.5	65.5
Cash flows from investing activities	**−158.1**	**−249.3**
Change in interest-bearing liabilities	−329.2	139.4
Dividend payment		−10.2
Financial expenses	−95.5	−131.9
Cash flows from financing activities	**−424.7**	**−2.7**
Change in cash and cash equivalents	**−61.9**	**−202.9**
Cash and cash equivalents at beginning of period	**297.0**	**499.9**
Cash and cash equivalents at end of period	**235.1**	**297.0**

The following Notes to the Financial Statements are an integral part of this Cash Flow Statement.

Notes

Introduction

The consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft (in the following: Austrian Airlines AG) have been prepared in accordance with International Financial Reporting Standards (IFRS). In March 1999, taking into account the trend towards international accounting, the Austrian legislator passed the Law on Consolidated Accounts (Konzernabschlussgesetz). According to this law, any consolidated financial statements and management reports prepared in accordance with internationally accepted accounting principles are to be recognised as a replacement of the consolidated financial statements according to Austrian accounting principles (Austrian Commercial Code). The financial year 2000 was the first in which Austrian Airlines took this opportunity to use IFRS to prepare its consolidated financial statements in this way.

The consolidated financial statements have been prepared in millions of EUR. The data for the financial year 2002 relate to the balance sheet date 31 December 2002 and the period from 1 January to 31 December 2002 respectively.

By preparing the consolidated financial statements in accordance with internationally accepted accounting principles based on the EUR, the company will meet the growing need amongst the investor community and financial experts for annual accounts based upon internationally comparable information.

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the air travel industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines. The headquarters of the company are located in Vienna.

As well as its three operative airlines of Austrian Airlines, Tyrolean Airways and Lauda Air, the Austrian Airlines Group also includes a number of other companies in the transport, tourism and financial sectors, all of which provide strategic support for Flight Operations.

1 Preparation of financial statements

The financial statements of all fully consolidated companies both at home and abroad, which are material to the group accounts or subject to statutory audit according to national regulations, were audited by independent auditors and provided with unqualified audit opinions. The orderly reconciliation of the statutory financial statements to individual IFRS financial statements based on Group accounting guidelines was also confirmed by the auditors. The annual financial statements of the consolidated companies were based on historical cost as of the balance sheet date of the consolidated financial statements. In the view of a true and fair presentation, individual items in the Balance Sheet and Income Statement have been presented in a condensed form. These items have been broken down separately in the Notes to the Financial Statements.

2 New standards

No new IFRS standards applicable by the company were published in the year under review.

3 Accounting principles

The consolidated financial statements of Austrian Airlines AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), taking into account the Interpretations of the Standing Interpretations Committee (SIC). All the standards referred to were also applied in the previous year.

Income and expenditure
Income from services and the sale of merchandise are recognised when the corresponding service has been performed or when the risks and rewards associated with the right of ownership are transferred to the buyer. The other criteria included in IAS 18 (Revenue) are normally also met at this time. Revenue is measured at the fair value of the consideration received taking into account the amount of any trade discounts. Financial income is valued on a proportional basis, taking the effective interest rate into account.

Dividends are recognised at the time at which the legal claim to the dividend is established.

At the time at which the income is recognised, the relating expenditure is also recognised (matching principle), provided that, if the expenditure has not yet led to an outflow of resources, a liability exists.

Intangible and tangible assets
Intangible and tangible assets are valued at acquisition or production costs less amortisation and depreciation charges based on the Group's accounting principles. Depreciation is calculated on a straight-line basis. Assets are depreciated from the beginning of the benefits received from the use of the asset. Interest expenses are not capitalised.

The estimated useful life of intangible assets are as follows:

Type	Estimated useful life in years
Software licences and other rights	3 – 10
Goodwill	10 – 20
Negative goodwill	18

The depreciation period is based on the estimated useful life of the asset. The estimated useful life of each type of aircraft – when new – is as follows:

Type	Estimated useful life in years	Residual value in %
B777	20	10
B767	20	10
B737	18	10
A340	20	10
A330	20	10
A310	18	10
A321	18	10
A320	18	10
MD-80	15	10
Fokker 70	15	10
Canadair RJ	15	10
Embraer RJ	15	10
Dash 8	12	10
Learjet	12	10

The estimated useful life of tangible assets are as follows:

Type	Estimated useful life in years
Buildings	20 – 50
Office fixtures and fittings	10
Commercial machinery and equipment	5 – 10
Cars	8
Technical equipment	5
EDP equipment	3 – 10

If an asset is impaired, the carrying amount is reduced to its lower recoverable amount. The value of the asset is determined by discounting the expected future earnings attributable to this asset.

According to the market value estimates produced for the aircraft stock depreciation to a lower recoverable amount is not required. In detail, calculation is made on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.5 % has been set for the purposes of calculation. Because the book values of the aircraft intended for sale were above the market values, it was necessary to make additional valuation allowances of EUR 106.5m for these aircraft.

Lease financing

Under IAS 17 (Accounting for Leases), economic ownership of the lease is attributed to the lessee if this person bears substantially all risks and rewards connected with the ownership of the lease. If it is determined that the economic ownership lies with the Austrian Airlines Group then the lease is capitalised, effective from inception of the lease agreement, at the present value of the future lease payments including, if appropriate, any incidental costs born by the lessee. Both the depreciation charge and the estimated useful life correspond with that of comparable assets purchased.

Financial assets

Financial assets are capitalised and calculated at cost. Non-current low or non-interest bearing loans are valued at the net present value as at the date of issuance. Marketable shares quoted on a stock exchange are valued at the balance sheet date at the lower of cost or market. Investments in non-consolidated subsidiaries and other investments are valued at cost. As at the balance sheet date other financial assets are written down to the lower of cost or market, where this reduction is deemed permanent.

In accordance with IAS 22 (Business Combinations), the difference between the negative IAS shareholder's equity of Lauda Air and the net book value of the investment recorded in the Austrian Airlines Group, as of 31 October 2000 of approximately EUR 135.7m, which arose from the change in accounting for Lauda Air from equity to fully consolidated, was allocated to the aircraft in direct relation to their hidden reserves. Subsequently the allocated goodwill is amortised over the remaining useful life of the asset or, upon sale, added to the net book value of the asset. In as far as the hidden reserves are foreign currency related (USD), impairment charges were required to account for the loss incurred, which were offset by a corresponding change in foreign currency liabilities.

Changes in value based upon the recoverable fair value arising from securities of the non-current assets have been reported as affecting net income.

Inventories

Inventories include non-reparable spare parts, raw materials and supplies and related goods, and prepayments on inventories. Inventories are valued at cost. Cost is based on average cost, whereby interest expense is not included. As at the balance sheet date inventories are valued at the lower of cost or net realisable value. Net realisable value is determined by the net selling price of the final product.

Accounts receivable

Short-term accounts receivable are valued at cost. Low- or non-interest-bearing monetary accounts receivable, repayable after more than one year, are valued at the initial net present value. Doubtful accounts receivable are written down to the lower realisable value. Provision is also made for general economic risk by means of valuation allowances. Accounts receivable in foreign currencies are translated at the mid-market price as at the balance sheet date. This item also includes loan acquisition and interest expenses, which are amortised in accordance with the respective terms.

Short-term securities

Short-term securities are valued at the lower of cost or market price, which was determined on the basis of a single item valuation.

Derivatives

The Austrian Airlines Group uses derivatives to provide coverage against interest rate and currency risks, and to hedge against the fuel price risk. These are valued at the foreign currency ratios correct at the time of settlement. Fuel price hedging is carried out in the form of fixed price agreements and option transactions on the crude and fuel oil market. Swaps and option transactions were in use as at 31 December 2002. Profits and losses arising through fuel price hedging are recorded under fuel expenditure. The option premiums paid at the inception of the interest rate, currency or fuel price hedging transactions are carried as an asset (until the option is exercised or expires) and amortised on a straight-line basis over the vesting period. They are valued as at the balance sheet date at the lower of cost or market. At the expiration/exercise date the full-capitalised amount is charged/credited either to interest expense, foreign currency exchange differences or fuel expenditure.

Provision for pensions, severance payments and anniversary bonuses

In addition to specific pension commitments with senior employees especially members of the Board of Management of the Group have the following primarily defined benefit pension plans.

Pension plan
A pension plan exists for all employees employed by Austrian Airlines AG within Austria, for employees seconded abroad or for individual senior employees of subsidiaries. Also included in this scheme are all senior employees appointed after 1994.

With effect from 31 December 1994, the previously valid pension contribution regulation for commercial and technical employees of the company was transferred into a pension fund and converted to a defined contribution scheme. In the Federal Republic of Germany, a similar agreement exists with the employees whereby this is based on an agreement. The company made the appropriate provisions for this liability until 31 December 2002; from 1 January 2003, it was converted into a local pension contribution regulation. With effect as of 31 December 1996, the pension contribution regulations for the pilots and flight attendants of Austrian Airlines AG were also transferred to an external pension fund. The collective bargaining agreement foresees a pension for pilots, payable at the earliest at the age of 55, amounting to 60 % of final salary, whereby this incorporates the entitlement of the ASVG pension, any invalidity benefit as well as the widows' and orphans' pension with an upper limit. For flight attendants, a direct contribution scheme dependent upon the length of service and limited to 20 % of final salary is in existence. A pension for the surviving dependants of flight attendants, the amount of which will be restricted, is also in existence.

Provisions have also been made at Tyrolean Airways for a new employee pension guaranteed on a collective basis and amounting to 2 % of respective gross annual remuneration.

Employees subject to Austrian Law have the right, if their period of employment has lasted for three years without interruption, to a severance payment in case of termination of their terms of employment by the employer or resignation for an important reason, if they have been employed for at least 10 years and in any case, upon retirement. The payment depends on the annual salary at the time of termination and the length of employment. The provisions for pensions, severance payments and anniversary bonuses have been calculated under the "Anwartschaftsbarwertverfahren", which roughly corresponds to the "Projected Unit Credit Method". The provisions are calculated annually as at year-end by an external actuary.

The provisions have been calculated using the following actuarial assumptions:

- Biometrical parameters: "Rechnungsgrundlagen für die Pensionsversicherung von F.W. Pagler – unveröffentlicht" using the forecasting factors stated in "Berufsunfähigkeitsversicherung in Österreich" by Pagler & Pagler:
- Fluctuation: for severance payments and anniversary bonuses, between 1.5 % and 12.0 % depending upon age and type of collective agreement
- Age of retirement: 61.5 for males and 56.5 for females
- Discount rate: 5.5 % p.a.
- Salary increases: between 2.5 % and 5.0 % p.a. depending upon years of service and remuneration, whereby increases shall incorporate estimated rates of inflation of 2 % p.a. and career assumptions
- Pension increase: 2.0 % p.a.
- Pension fund surplus: 5.5 %

When income or expenses resulting from either a change in one of the assumptions or from actuarial gains and losses exceed the defined benefit obligation as at the previous year end by more than 10 %, then the excess over the 10% is charged/credited annually by the amount of the remaining period of service. The pension provision is calculated in accordance with IAS 19 (Employee Benefit Costs) using the "Anwartschaftsbarwertverfahren".

Tax and other provisions
Tax and other provisions are recorded to the extent that an obligation exists to third parties, that future payments are probable and that the provisions can be measured reliably. Should none of these criteria be applicable then the corresponding obligation is reported under contingencies. Provisions payable after more than one year are recorded at the net present value. The requirement and valuation of the provisions are re-examined each year. Provisions in foreign currency are translated at the closing rate. For expected maintenance work to be carried out by third parties, pro-rata provision is made on the basis of maintenance requirements as determined by the regulatory authorities. The provision for commitments under the "Miles & More" frequent flyer programme is calculated in line with the agreement drawn up with Lufthansa. The provision in this item from the previous year associated with the general comparison with the Lauda Privatstiftung continues unchanged.

Liabilities

The item of EUR 240.0m as amounts owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

The preference shares issued by Lauda Air which were subject to a mandatory public offer by Austrian Airlines were overwhelmingly repurchased and charged/credited in the year under review. The shares in Lauda Air that could not be purchased by Austrian Airlines AG after the mandatory public offer were split off into a special purpose company.

Liabilities arising from financing lease agreements are valued at the present value of future lease payments in force at the conclusion of the agreement. Other liabilities are valued at the repayable amount. Liabilities in foreign currencies are translated at the closing rate.

In connection with lease financing, a commitment was made to observe defined ratios of balance sheet cover in relation to contractual partners in case a fundamental change in ownership structure should occur.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes) under the "Full Liability Method". Under IAS 12, deferred tax is calculated on timing differences between the tax base and the respective IAS values at the level of the individual companies. A deferred tax asset has been capitalised for tax losses only to the extent that these will be utilised in the near future.

Estimates

In the consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence upon the value of assets, liabilities, income and expenses in, and on the notes to, the financial statements. It is possible that the actual amounts may vary from such estimates used.

4 Methods of consolidation

All significant subsidiaries under the legal and/or actual control of Austrian Airlines AG are included in the consolidated financial statements. Significant associates are accounted for under the "Equity Method" if the Group holds an interest of between 20 and 50 per cent and exercises significant influence. Other investments are carried at cost. Capital consolidation is based on the "Book Value Method". For the purpose of initial consolidation of subsidiaries, acquisition costs of equity investments are compared to the Group's share in the carrying amount of the respective company's equity. The difference between acquisition cost and prorated equity is, as a rule, allocated initially to the subsidiary's assets and liabilities up to the amount of the difference between fair value and carrying amount. In subsequent consolidations, the hidden reserves and encumbrances, disclosed as a result of this measure, shall be carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any excess of the costs of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill and amortised over its estimated useful life, applying the straight-line method. According to the transitional provisions in IAS 22 (Business Combinations), goodwill arising up to 31 December 1994 is charged directly to the reserves.

Should the goodwill not be covered by the present value of future revenues, it is subject to impairment. The value of the acquired net assets exceeding the acquisition costs is recognised as a negative goodwill and amortised on a straight-line basis over the remaining useful life of the non-monetary fixed assets (18 years). The carrying amount of the investments accounted for using the equity method is increased or reduced respectively at each reporting date by Austrian Airlines Group's pro-rata share of the associates' or joint ventures' changes in equity capital. The difference between the carrying amount of the equity investments and the prorated equity of the company is allocated and carried forward on the basis of some principles as applicable to full consolidation. Effects resulting from inter-Group transactions are eliminated. Receivables and liabilities between consolidated companies are netted; inter-Group profits and losses included in fixed assets and inventories are eliminated. For temporary differences from consolidation, deferred taxes are recognised as required under IAS 12.

5 Scope of consolidation

Eleven (twelve in the previous year) subsidiaries are fully consolidated. The investments in five (five in the previous year) associates are accounted for in the consolidated financial statement under the equity method. Other investments are carried at cost or, if the current market value has declined permanently, at the lower market value in the consolidated balance sheet. Companies have been included in the consolidated financial statements on the basis of their significance. The companies not included are considered to be insignificant on a stand-alone as well as on an overall basis regarding the true and fair presentation of the consolidated financial statements. The following subsidiaries were included in the consolidated financial statements on the basis of full consolidation:

Company	Headquarters	Holding in %
AUA Beteiligungen Gesellschaft m.b.H.	Vienna	100.0
Austrian Airlines Lease and Finance Company Limited	St. Peter Port	100.0
Tyrolean Airways Tiroler Luftfahrt GmbH	Innsbruck	100.0
AUA Versicherungs-Service Gesellschaft m.b.H.	Vienna	100.0
Austrian Airtransport, Österreichische Flugbetriebsgesellschaft m.b.H.	Vienna	100.0
Lauda Air Luftfahrt GmbH	Schwechat	100.0
UIA Beteiligungsgesellschaft m.b.H.	Vienna	77.78
ACS Aircontainer Services Gesellschaft m.b.H.	Vienna	76.0
TRAVIAUSTRIA,Datenservice für Reise und Touristik Gesellschaft m.b.H.	Vienna	65.0
AVICON Aviation Consult Gesellschaft m.b.H.	Vienna	60.0
AVS Privatkunden Versicherungsservice GmbH	Vienna	51.0

The investments in the following associates were accounted for under the equity method:

Company	Headquarters	Holding in %
Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H.	Schwechat	35.0
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.	Vienna	33.33
GTT Holding GmbH	Vienna	25.0
GULET TOUROPA Touristik GmbH	Vienna	25.0
TUI-Austria Reiseveranstaltungs-GmbH	Vienna	25.0

An overview of the equity interests can be found on page 84f.

Charter Marketing Lauda – Austrian GmbH was merged with Lauda Air Luftfahrt GmbH with effect from 1 January 2002. Shares originally issued by Lauda Air that could not be purchased by Austrian Airlines AG in the course of its mandatory public offer were split off into NG Vermögensverwaltungs AG from Lauda Air AG. With effect from 27 August 2002, Lauda Air Luftfahrt AG was converted into a GmbH. Rheintalflug Vorarlberger Luftfahrt GmbH was retrospectively merged with Tyrolean Airways from 1 January 2002.

6 Currency translation

The acquisition costs of assets purchased in foreign currency – primarily aircraft invoiced in USD – are determined using the exchange rates effective at the time of payment. In the case of rate-hedged payments, acquisition costs are based on the hedged rates. The trends in the most important exchange rates in relation to EUR are as follows:

Currency conversion

EUR	2002		2001	
	Market price on reporting date	Average	Market price on reporting date	Average
USD	1,0487	0,9511	0,8813	0,8960
JPY	124,39	118,08	115,33	107,84
CHF	1,4524	1,4660	1,4829	1,5131
GBP	0,6505	0,6298	0,6085	0,6226

Notes to the Consolidated Income Statement

7 Flight revenue

Flight revenue by type of service

EURm		2002	2001
Scheduled	Passengers	1,702.2	1,580.6
	Excess baggage	9.0	6.7
	Cargo	114.8	108.4
	Airmail	7.8	5.8
Scheduled	Total	1,833.8	1,701.5
Charter		221.4	208.6
		2,055.2	**1,910.1**

8 Other revenue

EURm	2002	2001
Sales of goods	41.7	39.5
Commissions	13.2	34.0
Technical services	21.1	22.4
Handling services	15.3	9.4
Aircraft lease	37.3	67.3
Revenue from service provider charges	10.2	9.4
Other	10.4	3.5
	149.2	**185.5**

The commissions are primarily due to ticket sales for other airlines. The fall compared to the previous year results from the reduction in the corresponding percentage rate with a business partner, which also led to a reduction in the corresponding commission expenses. The revenue from aircraft leasing of EUR 37.3m in the year under review relates principally to the leasing of three aircraft of the type B767 to Lauda Italy and one A310 to a Spanish airline, one B737, two CRJ and two Dash 8. The Other revenue item includes revenue from personnel expenses. Revenue from service provider charges and the corresponding lease of equipment is overwhelmingly attributable to TRAVIAUSTRIA.

9 Changes in inventories

The capitalised own services included in the changes in inventories totalled EUR 1.8m and principally represent modification work on aircraft as well as self-constructed assets.

10 Other operating income

EURm	2002	2001
Income from disposal of non-current assets excluding financial assets	0.5	17.3
Income from release of provisions	9.1	20.5
Income from charges to third parties	5.3	12.3
Rental income	3.8	3.6
Foreign currency exchange rate gains	141.7	6.9
Damages	12.1	5.1
Other operating income	19.3	7.8
	191.8	**73.5**

Income from the disposal of non-current assets excluding financial assets is primarily attributable to the sale of two Dash 8-300 and of rotables. Other operating income includes the amortisation of negative goodwill resulting from the first time consolidation amounting to EUR 0.1m.

11 Expenses for materials and services

EURm	2002	2001
Aircraft fuel	216.8	256.1
Landing and handling charges	274.3	262.8
En route charges	116.7	108.6
Aircraft parts	30.0	29.2
Subcontracted aircraft overhauls	127.8	137.3
Travel expenses of crew	24.7	27.3
Long-term aircraft lease	38.7	34.9
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	40.0	48.9
Expenditure on commissions	178.5	214.4
Passenger servicing	94.5	115.8
Passenger landing charges	123.7	90.8
Expenditure on reservation systems	41.0	37.7
Merchandise for resale	20.6	20.7
Other material usage and purchased services	28.9	33.5
	1,356.2	**1,418.0**

12 Personnel expenses

EURm	2002	2001
Wages and salaries	286.1	303.9
Severance payments	9.9	20.5
Pensions	31.4	21.4
Compulsory social expenses	67.5	72.2
Other social expenses	7.9	11.9
	402.8	**429.9**

The fall in Personnel expenses is attributable to the reduction in the number of employees and the temporary salary waiver by employees.

Average number of employees

EURm	2002	2001
Austrian Airlines	4,941	5,164
Lauda Air	1,272	1,594
Tyrolean Airways (including Rheintalflug)	1,066	1,119
Other Group employees	79	77
	7,358	**7,954**

The figure of 7,358 employees includes 71 blue-collar employees (84 in the previous year). This breakdown includes part-time employees on a proportionate basis of their working hours. The change in the number of employees at the individual companies also reflects the transferral of management activities within the Group.

13 Depreciation and amortisation

The breakdown of depreciation and amortisation amounting to EUR 343.2m is presented separately in the respective item (19ff.) in the Notes. This item includes EUR 106.5m as depreciations for the lower market value of aircraft specified for disposal in the year under review. Furthermore, EUR 0.4m arises from goodwill amortisation. Income related to negative goodwill amortisation is reported under Other operating income.

14 Other operating expenses

EURm	2002	2001
Other costs of premises and plant	56.3	60.0
Foreign currency exchange rate losses	37.3	10.3
Insurance	35.0	13.9
Advertising and representation expenses	30.3	36.2
Consultancy costs	16.3	14.8
Claims	14.0	4.5
Ticket invoicing, call center costs, etc.	13.1	9.8
Losses of receivables	10.1	4.1
Postage and telecommunications charges	8.2	12.1
Travel expenses of ground staff	6.5	8.0
Taxes (excluding taxes on income)	4.4	3.2
Other operating expenses	22.9	11.2
	254.4	**188.1**

The Other operating expenses item includes bank charges and various administrative costs, etc.

15 Result from associates

In the year under review, the Result from associates includes results from investments in Airest, AirPlus, GULET TOUROPA Touristik and TUI-Austria.

16 Financial expenses and income

EURm	2002	2001
Income from other securities and other long-term financial assets	26.8	37.9
Other interest and similar income	15.7	27.6
Interest and similar financial expenses	−95.5	−131.9
	−53.0	**−66.4**

17 Other financial expenses and income

EURm	2002	2001
Result from other investments	3,1	−14,5
Income from sale of financial assets	9,1	1,0
Result from securities	−1,5	1,9
	10,7	**−11,6**

The positive Result from other investments in the year under review relates primarily to the dividend of Österreichisches Verkehrsbüro, while the previous year's negative Result from other investments primarily included provisions for the shares in Lesino and the holdings of Lauda Air in subsidiaries (OE-LAU and Lauda Air Italy).

18 Income taxes

Both income taxes paid or owed by the individual companies and deferred tax charge (income) are recorded as income taxes.

EURm	2002	2001
Deferred tax income	−40.0	–
Other income tax expenses	1.0	1.2
	−39.0	**1.2**

For a detailed breakdown of the assets and liabilities on which deferred income tax is based, please see item 28, p. 73.

The effective income tax credit in the year under review is as follows:

EURm	2002	2001
Profit before tax	4.2	−164.1
Income tax expenses applying the Austrian corporate income tax rate of 34 %	1.4	−55.7
Valuation allowance tax losses carry forward	22.8	22.8
Change in temporary differences (commercial law – tax law)	−37.1	25.1
Effect of tax rates deviating from Austrian corporate income tax rate	−10.0	2.3
Other	−16.1	6.7
Effective tax income (−)/expense (+)	**−39.0**	**1.2**

The positive Other effects relate to the partial usage of tax losses for periods prior to the existing tax pooling structure.

Notes to the Consolidated Balance Sheet

19 Non-current assets

EURm	Intangible assets	Aircraft, reserve engines, spare parts	Other fixed assets	Financial assets	Total assets
Acquisition costs					
Balance 01.01 2002	88.7	3,617.6	372.5	393.4	4,472.2
Additions	7.8	228.1	12.8	14.6	263.3
Disposals	10.1	131.7	30.1	113.8	285.8
Reclassifications	–	0.1	–0.1	–	–
Balance 31.12.2002	86.4	3,714.1	355.1	294.2	4,449.7
Depreciation					
Depreciation charge for the year	13.8	309.0	19.6	2.3	344.7
Accumulated depreciation	53.5	1,059.5	218.9	16.5	1,348.5
Book value 31.12.2002	32.8	2,654.6	136.1	277.6	3,101.2
Book value 01.01.2002	39.6	2,798.1	144.6	378.2	3,360.5

Tangible assets also include leased assets, which, due to the substance of the lease agreements, are treated as finance leases although there is no legal ownership by the Group. The development of these assets is shown under Note 23. Of the aircraft used as at the end of the year under review, seven Fokker 70, one A340, four A321, one A320, one B777, three B767, five B737, seven CRJ, three ERJ and two Dash 8 are finance leases. Almost all aircraft and parts of the spare engines, as well as deposit payments, are pledged within the framework of financing agreements to the benefit of the financing institutions or – in the case of finance leases – represent the property of the financing institutions or project companies. Junior liens (Hyperocha) also serve as a security for credit lines.

20 Intangible assets

EURm	Industrial property rights and similar rights and licences	Goodwill	Negative Goodwill (Badwill)	Advance payments	Total
Acquisition costs					
Balance 01.01.2002	79.0	9.8	−1.3	1.2	88.7
Additions	5.5	–	−1.4	3.7	7.8
Disposals	10.3	–	−0.2	–	10.1
Reclassifications	–	–	–	–	–
Balance 31.12.2002	74.2	9.8	−2.5	4.9	86.4
Depreciation					
Depreciation charge for the year	12.4	1.6	−0.2	–	13.8
accumulated depreciation	50.0	3.9	−0.4	–	53.5
Book value 31.12.2002	24.2	5.9	−2.1	4.9	32.9
Book value 01.01.2002	32.0	7.5	−1.0	1.2	39.6

Additions relate to the purchase of rights for the improvement and upgrade of information systems.

21 Aircraft

EURm	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Acquisition costs				
Balance 01.01.2002	3,187.5	292.7	137.3	3,617.6
Additions	188.8	24.5	14.8	228.1
Disposals	107.2	24.0	0.5	131.7
Reclassifications	82.0	1.2	−83.2	0.1
Balance 31.12.2002	3,351.1	294.5	68.5	3,714.1
Depreciation				
Depreciation charge for the year	285.2	21.3	2.6	309.0
Accumulated depreciation	936.4	120.5	2.6	1,059.5
Book value 31.12.2002	2,414.7	174.0	65.9	2,654.6
Book value 01.01.2002	2,485.7	175.1	137.3	2,798.1

A total of EUR 228.1m was spent on the acquisition of aircraft, reserve engines, rotables and modifications. In the long haul sector, one B777 was purchased, while one B737-800, one Dash 8-400Q and one Canadair Regional Jet were purchased in the medium haul and regional flight sectors. Additions related to the advance payments for assets under construction totalling EUR 14.8m relate principally to the delivery of aircraft of the types A319/320/321, B777, B737, Dash 8 and Canadair Regional Jet. Disposals of tangible assets relate primarily to the sale of two Dash 8-300, one B737 and one Challenger.

According to the market value estimates produced for the aircraft stock of the company under review, depreciation to a lower recoverable amount is not required for those aircraft employed in the longer term. In detail, calculation is made on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.5 % has been set for the purposes of calculation. Because the book values of those aircraft specified for disposal were above the market values, it was necessary to include impairments amounting to EUR 106.5m.

22 Other tangible assets

Additions reported as plant equipment are primarily attributable to new purchases for the improvement of IT infrastructure.

The real estate included under the Land and buildings item and property on land owned by third parties amount to EUR 1.6m.

EURm	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Acquisition costs					
Balance 01.01.2002	217.1	25.4	124.9	5.0	372.5
Additions	1.2	0.8	5.9	4.9	12.8
Disposals	2.1	3.1	24.7	0.3	30.1
Reclassifications	–	–	–	–0.1	–0.1
Balance 31.12.2002	216.3	23.2	106.2	9.5	355.1
Depreciation					
Depreciation charge for the year	6.9	1.8	10.8	–	19.6
Accumulated depreciation	119.2	18.2	81.5	–	218.9
Book value 31.12.2002	97.0	5.0	24.6	9.5	136.1
Book value 01.01.2002	103.0	6.3	30.3	5.0	144.6

23 Leased assets

The total amount of leased assets, which represents the beneficial ownership of the Group according to IAS 17 (Accounting for Leases), is as follows:

EURm	Leased aircraft and reserve engines	Leased buildings
Acquisition costs		
Balance 01.01.2002	1,122.4	10.1
Additions/Reclassifications	86.9	–
Disposals	152.3	–
Balance 31.12.2002	1,057.0	10.1
Depreciation		
Depreciation charge for the year	60.3	0.2
Accumulated depreciation	263.3	2.5
Book value 31.12.2002	793.7	7.6
Book value 01.01.2002	880.0	7.8

Contractual terms for plant, machinery and office equipment are between one and five years. The agreements contain mostly fixed lease payments as well as purchase options at the end of the lease term. An extension of the agreements on the side of the lessee is possible, while termination of the agreements is not. In addition to the finance lease agreements, a considerable number of lease agreements has been signed, which qualify as operating leases in terms of their economic substance, so that the leased subject is accounted for in the books of the lessor. This primarily concerns the building lease agreements. The operating lease agreements for six aircraft run for between several months and seven years. As a rule, the agreements end automatically after the expiry of the contractual term, although lease extension options exist in a number of cases. Of the eight aircraft, two are subleased by means of the operating lease. The lease agreement for Hangar III at Schwechat Airport has a maturity term of seven years.

Aircraft being the beneficial and legal ownership of the Group are leased by means of the operating lease. On the basis of these agreements, which have lease terms of between several months and five years, cash amounting to EUR 62.4m was received throughout the entire lease period.

24 Financial assets

EURm	Investments in subsidiaries	Investments	Loans to associated companies	Other securities	Other loans	Total
Acquisition costs						
Balance 01.01.2002	0.1	44.2	1.0	210.9	137.2	393.4
Additions	0.1	6.7	–	4.8	3.0	14.6
Disposals	–	3.8	–	47.9	62.1	113.8
Reclassifications	–	–	–	–	–	–
Balance 31.12.2002	0.2	47.1	1.0	167.8	78.1	294.2
Depreciation						
Depreciation charge for the year	–	1.9	–	0.4	–	2.3
Accumulated depreciation	–	14.1	–	2.3	0.1	16.5
Book value 31.12.2002	0.2	33.0	1.0	165.4	78.1	277.6
Book value 01.01.2002	0.1	31.0	1.0	208.9	137.2	378.2

The following table compares the book and market values of the securities recorded under Financial assets.

EURm	31.12.2002	31.12.2001
Book value	165.4	208.9
Market value	166.7	207.3
Unrealised profit/loss	+1.3	−1.6
Average effective interest yield in %	5.50	6.33

Other loans primarily represent deposit payments made for aircraft financing.

25 Inventories

Inventories, which total EUR 47.9m, consist of technical commodities required and purchased for use in servicing the fleet, goods for inflight sale and in Duty Free shops and other merchandise.

EURm	31.12.2002	31.12.2001
Operational supplies and consumables	40.3	46.1
Goods for sale and other merchandise	7.6	9.2
	47.9	**55.3**

26 Trade receivables

Due within one year

EURm	31.12.2002	31.12.2001
Trade receivables	159.2	232.0

As at 31 December 2002, valuation allowances amounted to EUR 16.0m. No general provision was recorded on trade receivables. Trade receivables refer primarily to agents and credit card companies in Austria and abroad, other airlines and airmail authorities. The reported book values of the monetary assets described in these items correspond to their market values.

27 Other current assets

Due within one year

EURm	31.12.2002	31.12.2001
Other accounts receivable	43.4	46.0
Prepaid expenses, accrued income	25.7	30.0
	69.1	76.0

Due after more than one year

EURm	31.12.2002	31.12.2001
Other accounts receivable	75.6	34.6
Prepaid expenses, accrued income	32.4	33.6
	108.0	68.2

As at 31 December 2002, valuation allowances amounting to EUR 4.8m were made on Other current assets. No general provision on other receivables was recorded. Other non-current assets also include accrued interest income of EUR 2.5m. The reported book values of the monetary assets recorded in these items correspond to their market values. The Prepaid expenses and accrued income item mainly consists of rental payments made in advance.

28 Deferred tax assets

The deferred tax assets reported in the balance sheet are based on the following temporary differences between the carrying amounts for IFRS financial reporting purposes and the tax base. The deferred taxes were determined using the Austrian tax rate of 34%.

EURm	31.12.2002	31.12.2001
Tax loss carry forward	138.8	130.3
Assets (primarily aircraft)	−228.1	−250.4
Lease liabilities	225.1	254.4
Provisions for pension obligations	113.8	116.1
Provisions for severance payments	75.7	10.9
Provisions for anniversary bonuses	13.3	12.3
Provisions for additional depreciation	−9.7	−6.9
Other provisions	17.6	14.1
Untaxed reserves	−49.6	−49.1
Other liabilities	9.7	−22.3
Other temporary differences	13.4	−7.0
Tax base	**320.0**	**202.4**
Deferred tax assets	108.8	68.8

The deferred tax on loss carry forwards was carried as an asset insofar as these can probably be charged with future tax-related income. According to Austrian tax law, no time restrictions exist with regard to the consumption of tax losses carried forward. The value of the existing deferred tax asset at Lauda Air has been entirely written off. No deferred taxes were accounted for profits of A.L.F., which are not intended for distribution.

29 Short-term investments

The following table shows the book and market values of the securities on current assets as at the balance sheet date:

EURm	31.12.2002	31.12.2001
Book value	84.6	224.7
Market value	84.8	224.9
Unrealised profit	**0.2**	**0.2**
Average effective interest rate yield in %	5.33	7.16

Securities totalling EUR 84.6m purchased for the purposes of capital investment consist primarily of loans, other obligations and investment certificates from issuers in Austria and abroad.

30 Cash on hand and at bank

The following table shows the book and market values of the securities on current assets as of the balance sheet date:

EURm	31.12.2002	31.12.2001
Book value	150.5	72.3
Market value	150.5	72.3

The following is a breakdown of bank deposits by currency:

EURm	31.12.2002	31.12.2001
EUR	125.0	54.5
USD	16.4	9.2
CHF	0.3	0.5
JPY	0.3	0.3
Other currencies	8.5	7.8
	150.5	**72.3**

31 Shareholders' equity

The share capital of Austrian Airlines AG, totalling EUR 247.2m, is broken down into 34 million individual share certificates. The shares of the company are listed on the Prime Market of the Vienna Stock Exchange and are part of the ATX. As resolved by the 42nd Ordinary General Meeting of 19 May 1998, the Board of Management was empowered, on approval by the Supervisory Board, to increase the company's share capital by a nominal EUR 94.4m until 19 May 2003 through the issue of new shares (authorised capital). As the share capital was increased by EUR 58.1m in 1999, a residual amount of EUR 36.3m remains as authorised capital. The resolution was adopted by the 43rd Ordinary General Meeting of 27 April 1999 to convert the share capital from ATS 3,400,000,000 into EUR 247,180,000. In doing so, a total of EUR 92,363.83 was withdrawn from retained earnings for rounding differences and used for the capital increase. In the Ordinary General Meeting of 10 May 2000, authorisation was given to buy back up to 10 % of the issued share capital, subject to a time restriction of 18 months. In the year under review, the authorisation was used to buy back 5 % of the shareholders' equity, and 1.7m shares were bought back to put in place a "Share Purchase Option Programme" for managers. The repurchase value of EUR 14.8m has been balanced as part of the reserves. Net profit for the year is recorded under retained earnings. In accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries), minority interests are recorded as a separate line item in the Consolidated Balance Sheet.

32 Reserves

The composition and development of the reserves are disclosed in the Statement of Changes in Shareholders' Equity. Only the balance sheet profit of the parent company can be used for the payment of dividends. A limitation on profit distribution exists in relation to the capital reserves and other restricted reserves.

33 Provisions

Long-term provisions

EURm	31.12.2002	31.12.2001
Provisions for severance payments	76.0	74.6
Provisions for pension obligations	133.4	133.2
Provisions for anniversary bonuses	13.6	13.6
Provisions for aircraft overhauls	156.4	121.3
Other provisions	11.3	10.9
	390.7	**353.6**

The increase in provisions for aircraft overhauls is attributable to the expansion in flight hours on which these provisions are based.

According to IAS 19 (Employee Benefits), the valuation of provisions for employee benefits is determined under the "Projected Unit Credit Method". According to this method, the amount necessary for the accumulations of the full accrual is charged to the period to which the benefit growth is allocated. The provisions for social capital show the following development:

EURm	Pension obligations	Severance payments	Anniversary payments
Present value of obligations (DBO) as at 31.12.2002	297.9	82.0	14.2
Recoverable fair value of scheduled assets on 31.12.2002	−122.5	–	–
Actuarial losses not recorded as at 31.12.2002	−42.0	−6.0	−0.6
Provisions as at 31.12.2002	133.4	76.0	13.6
Current length of service	9.1	4.8	0.5
Interest costs	15.4	4.1	0.7
Expected income from scheduled assets	−6.3	–	–
Recorded actuarial loss	0.3	–	–
Annual expenses 2002	18.5	8.9	1.2
Provisions as at 01.01.2002	133.2	74.6	13.6
Annual expenses 2002	18.5	8.9	1.2
Payments made	−18.3	−7.5	−1.2
Provisions as at 31.12.2002	133.4	76.0	13.6
Expected income from scheduled assets	6.3	–	–
Actuarial loss from scheduled assets	−6.6	–	–
Actual income from scheduled assets in 2002	−0.3	–	–

Short-term provisions

EURm	31.12.2002	31.12.2001
Unearned transportation revenues arising from flight documents sold and not yet used	106.2	38,4
Provisions for personnel costs	45.8	35,9
Provisions for services not yet invoiced	84.5	63.4
Provisions for sales commissions	39.3	24.2
Provisions for valuation risks	27.6	30.6
Provisions for obligations arising from frequent flyer programmes	2.9	5.9
Provisions for plant projects not yet charged	3.7	2.3
Other provisions	24.3	35.9
	334.3	**236.6**

The rise in provisions for Unearned transportation revenues arising from flight documents sold and not used is attributable to the increased flight programme compared to the end of the previous year and a change in the purchasing pattern of customers.

The item of EUR 240.0m as amounts owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

34 Interest-bearing liabilities

Non-current interest-bearing liabilities

EURm	31.12.2002	31.12.2001
Bonds issued	41.8	42.5
Amounts owed to banks	921.6	986.8
Lease liabilities	998.0	1,181.7
	1,961.4	**2,211.0**

Current interest-bearing liabilities

EURm	31.12.2002	31.12.2001
Bonds issued	22.8	–
Amounts owed to banks	209.7	300.0
Lease liabilities	77.7	194.2
	310.2	**494.2**

Amounts owed to banks also include rediscounting financing of EUR 58.1m with Österreichische Kontrollbank.

The falls in Amounts owed to banks and Other liabilities are fully attributable to the corresponding amortisations. New credits were taken out for the B777 and B737 aircraft newly incorporated into the fleet in the year under review. These credits were reported in the accounts at EUR 149.2m as at 31 December 2002.

The following table contains the terms and conditions of interest-bearing liabilities as at 31 December 2002, as well as their book and market values:

EURm		EUR	USD	CHF	JPY	Book value	Market value
Up to 1 year	of which fixed	–	–	–	–	–	–
	of which variable	101.3	94.2	55.6	59.1	310.2	310.2
1 to 5 years	of which fixed	–	–	–	–	–	–
	of which variable	387.2	232.9	264.4	114.0	998.5	998.5
Over 5 years	of which fixed	–	–	41.8	50.4	92.2	78.4
	of which variable	317.7	452.4	70.4	30.2	870.7	870.7
		806.2	**779.5**	**432.2**	**253.7**	**2,271.6**	**2,257.8**

35 Other liabilities

Other non-current liabilities

EURm	31.12.2002	31.12.2001
Other non-current liabilities	56.6	82.8

Other non-current liabilities in the year under review include EUR 43.1m of non-current accrued expenses and deferred income.

Other current liabilities

EURm	31.12.2002	31.12.2001
Advances received from customers	2.3	2.3
Trade accounts payable	135.2	147.3
Accounts payable to associated companies	–	32.8
Liabilities relating to other taxes	1.9	0.9
Liabilities relating to social security	6.0	2.2
Other liabilities	56.9	46.6
Accrued expenses and deferred income	9.0	14.0
	211.3	**246.1**

Other liabilities include various liabilities from interest charges, passenger charges, etc.

36 Contingencies

Guarantees and contingencies amounting to EUR 406.0m relate primarily to contingencies arising from sale-and-lease-back agreements, set up for the scheduled repayment of liabilities and offset with the appropriate deposits, as well as guarantees referring to aircraft financing. Of the contingent liabilities reported, EUR 0.2m relates to Group companies. The economic performance of Lauda Air – besides the operating risks relating to existing overcapacities and open aircraft orders – could be heavily influenced by significant foreign currency positions in USD and JPY. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company bears this risk with immediate effect.

EURm	31.12.2002	31.12.2001
Guarantees from aircraft financing	399.2	301.4
Other contingent liabilities	6.8	14.2
	406.0	**315.6**

37 Other financial obligations

EURm	31.12.2002	31.12.2001
Order commitments for aircraft	577.7	909.7
Order commitments for other planned investments	209.0	128.0
Other	36.5	58.4
	823.2	**1,096.1**

The open order commitment relates to 18 aircraft; the Other item includes long-term obligations in the catering field among other things.

38 Hedge policy and financial derivatives

As a globally active company, the Austrian Airlines Consolidated Group is routinely exposed to fluctuations in prices, interest rates and exchange rates. In recognition of this fact, it is company policy to balance any such risks internally as far as it is possible; to control net positions in a way to produce the optimum effect on net income; and to hedge open positions wherever it is deemed.

Price risk
The price risks associated with the fuel price trend – fuel expenditure represents 9.2 % of total expenses – was partially hedged in 2002 by means of spread options contracts. These place an upper limit upon fuel expenditure, while leaving scope to profit from falling fuel prices. This increases planning security, although it cannot protect the Group from persistent, long-term price increases. In such cases, there remains no alternative to coverage other than through appropriate increases in flight revenues. In the past, sharp increases in the price of oil were normally triggered by brief crises and tended to be relatively short-term in nature. Because of this, the costs of appropriate hedging measures usually outweighed the additional negative effects that had been avoided. As a result of the altered framework conditions, the hedging facility mentioned is now of real use to Austrian Airlines (to increase planning security), even though it does involve certain hedging costs (e.g. option charges). Hedging transactions are handled centrally for all Group companies through the Group's Purchasing Division.

Credit risk
In the majority of cases, the sale of passage and freight documents is handled via agencies within the sphere of influence of IATA. These agencies are overwhelmingly connected with country-specific clearing systems for the settlement of passage or freight sales. Individual agents are checked by the particular clearing houses. The credit risk from sales agents is relatively low due to their dispersion worldwide. Where the agreements upon which a payment is based do not explicitly state otherwise, claims and liabilities arising between the airlines are usually settled on a bilateral basis or via a Clearing House of the International Air Transport Association (IATA). Settlement takes place principally through the balancing of all receivables and liabilities at regular monthly intervals, which contributes to a significant reduction in the risk of non-payment. In individual cases, a separate security may be required in the particular payment agreement for other transactions. For all other payment relationships, depending upon the type and level of the particular payment, securities may be required or credit information/references obtained. Historical data from the business relationship up until that point, in particular in relation to payment behaviour, may be used in an effort to avoid non-payment. Recognisable risks are accounted for by valuation adjustments on receivables. The credit risk from investments and derivative financial instruments arises from the danger of non-payment by a contract partner. Since the transactions are concluded with contracting parties of the highest possible credit rating the risk of non-payment is extremely low. Loans to contracting parties of less certain credit rating are

only made if offset by assessable strategic advantages corresponding to the non-payment risk, or if securities are provided.

Liquidity risk

Liquidity in the Group is protected on the one hand by appropriate liquidity planning and on the other through the financing structure, high financial stocks and sufficient short-term credit facilities. Around 85 % of the interest-bearing liabilities have a due date of more than one year. As at 31 December 2002, liquid funds in a broader sense totalled approximately EUR 458.8m, of which EUR 190.2m was freely available. As a result of suitable investment strategies, no costs are allocatable to the holding of liquidity. Furthermore, open credit facilities of around EUR 179.6m were available as at 31 December 2002. In the wake of the events of 11 September and the slower demand in world aviation, it has not been not possible to realise the planned aircraft sales to the full extent. By putting back planned aircraft purchases in 2002 and the following years, the Group achieved a reduction in its future financing requirement for advance payments and delivery payments. Furthermore, the improvement in the result and optimisations in the area of working capital led to a situation whereby interest-bearing liabilities could be reduced by EUR 433.6m. As a result, the level of debt was reduced to 290.4%.

Interest rate risk

In order to avoid valuation risks arising from liabilities, financing is primarily carried out using variable interest rates. In the strongly market-driven air travel business, this also provides an additional protection aspect, since interest rates are usually also lower at times of weaker competition. Interest-rate swaps are only agreed with partners of first-class creditworthiness.

Foreign currency risk

Foreign currency risks are valued from both the 'cash flow at-risk' and 'value at-risk' perspectives, and are hedged and controlled with the objective of planning security and result optimisation. From a cash flow perspective, the USD position is relatively neutral when holdings of USD-dependent currencies in the Group are taken into account. Surpluses exist in JPY due to ticket sales in the Japanese market. On the assets side, the aircraft fleet represents a book value of approximately EUR 2.5bn denominated in USD. According to IFRS, however, aircraft are not subject to 'mark to market' valuation and therefore cannot be used to offset liabilities in USD. The JPY liabilities lead to JPY cash flows on the one hand and high positive interest-rate variances in relation to the EUR on the other. Positive interest-rate variances in relation to financing surpluses in CHF also serve to balance out possible risk in the EUR. Where necessary, derivative instruments will continue to be used with first-class partners for the settlement of balances or the closing of open positions. As at 31 December 2002, hedging transactions existed using financial derivatives for the coverage of exchange rate, interest rate and fuel price fluctuations. The market values of financial derivatives as reported in the following tables correspond to the particular price at which an independent third party would assume the rights and/or obligations from this financial instrument from the Austrian Airlines Group. The market values were determined on the basis of the market information available at the financial year-end. Negative signs mean a possible obligation in a sale or a realisation of the item at the financial year-end. The following currency hedging, reported according to business types, exists in relation to banks and other financial institutions.

Currency hedging

EURm	Terms to	List price at 31.12.2002	Market value 31.12.2002	Profit (+)/ loss (–)
CHF 165.7m forward exchange sale	max. 1st half-year 2003	114.1	113.5	–0.6
JPY 3.0bn forward exchange sale	max. 1st half-year 2003	24.4	25.6	+1.2
				+0.6

As at 31 December 2002, hedging deals comprising purchase options and fixed price transactions existed for the financial year 2003 and related to gas oil and jet fuel.

The market value is determined on the basis of the current financial market conditions as at 31 December of the financial year. The basis for the calculation is the average value of the particular futures and the associated volatilities on a monthly basis, as reported by a number of international banks.

Fuel price hedging

EURm	Volume	Terms to	Book value	Market value	Profit (+)/ loss (–)
Swaps					
Jet fuel, gas oil	135,000 t	31.12.2003	–	0.6	+0.6
Crude oil	860,000 bbl	30.09.2004	–	–	–
Option transactions					
Jet fuel, gas oil	30,000 t	28.02.2003	–	0.2	+0.2
Crude oil	560,000 bbl	31.12.2003	–	0.2	+0.2
Total					**+1.0**

39 Cash Flow Statement

The Cash Flow Statement of the Austrian Airlines Group is presented according to the indirect method. Financial resources include cash, cheques, deposits with banks and securities held as current assets with a maturity of less than three months. The effects from a change in the scope of consolidation are eliminated and are presented as a separate item. Financial income is presented as part of the investment activity. Dividend payments and financial costs are charged to financing activity.

40 Segment reporting

Inter-Group services are charged on the basis of allocated costs without a mark-up. In light of the restructuring of the Group, new delimitations and allocations in segment calculation may become necessary in future.

The primary reporting format by strategic business segments for the financial year 2002 is as follows:

EURm	Scheduled	Charter	Complementary services	Total
Revenue	1,833.8	221.4	149.2	2,204.4
Other operating income	161.0	19.5	13.1	193.6
Operating revenue	1,994.8	240.9	162.3	2,398.0
Operating expenses	1,962.3	237.5	156.8	2,356.6
EBITDAR	372.5	82.4	8.3	463.2
Result from operating activities (EBIT)	32.5	3.4	5.5	41.4
Assets	3,185.6	384.6	259.2	3,829.4
Liabilities	2,719.3	328.3	221.2	3,268.8

In the scheduled segment, EUR 85.5m was allocated to Impairments, while the figure for the charter segment was EUR 21.0m.

The primary reporting format according to strategic business areas for the financial year 2001 was as follows:

EURm	Scheduled	Charter	Complementary services	Total
Revenue	1,701.5	208.6	185.5	2,095.6
Other operating income	63.0	8.0	5.2	76.2
Operating revenue	1,764.5	216.6	190.7	2,171.8
Operating expenses	1,850.0	225.5	185.2	2,260.7
EBITDAR	181.9	28.4	9.3	219.6
Result from operating activities (EBIT)	−85.5	−8.9	5.5	−88.9
Assets	3,375.9	413.9	368.0	4,157.8
Liabilities	2,944.3	361.0	320.9	3,626.2

The secondary reporting format by geographical segment is as follows:

EURm	2002 Scheduled	2002 Charter	2001 Scheduled	2001 Charter
Austria	50.2	0.1	65.2	0.4
Switzerland	73.6	0.2	28.0	0.1
Germany	360.0	1.3	347.0	1.6
Scandinavia	82.7	0.4	73.8	1.2
Other Western Europe	246.2	37.8	233.2	26.5
Southern and South-Eastern Europe	176.2	73.1	160.5	91.2
Central Europe	212.8	5.5	176.8	4.4
Middle East	86.0	55.4	87.0	44.1
Africa	0.4	3.0	6.0	2.4
Asia /Oceania	399.9	15.8	340.6	17.8
North America	145.8	28.8	183.4	18.9
Total	**1,833.8**	**221.4**	**1,701.5**	**208.6**

41 Related party transactions

Following the issue of its new Austrian Airlines-VISA-Miles & More card, "AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H. was able to increase its revenue from card payments by 62 % and once again report a positive result. Airest Restaurant- und Hotelbetriebsgesellschaft mbH compensated for losses in its core business of airline catering with growth in its airport restaurants, increased income in the Airport-Shops, the expansion of business in business catering and the takeover from Austrian Airlines of the Dry Store, which oversees the loading of newspapers, drinks and merchandise for inflight sales. The reduction of 4.4 % in meals sold to 7.1m was countered by a 7 % increase in guests in the restaurants to 4m. Despite a reduction in bookings of 13 %, GULET TOUROPA Touristik GmbH, the main customer in the charter business of Lauda Air, was able to achieve an improvement in its result by optimising its purchasing of services.

42 Long-term contractual relationships

Star Alliance

The principles of co-operation in the Star Alliance with regard to objectives, brand usage and mutual projects are documented in a "memorandum of intent". Details of the co-operation are regulated by bilateral framework agreements with the individual members of the Star Alliance. These agreements have terms of up to ten years and regulate the particularly relevant co-operation projects, i.e. on the network, frequent flyer programme, etc. A joint venture is also in place with Lufthansa covering traffic between Austria and Germany.

DO&CO

An agreement as concluded by Lauda Air with DO&CO Partyservice und Catering AG, to exclusively supply aircraft with inflight food and other supplementary services, provides for first right of termination for Lauda Air effective as of 31 December 2009. According to the contract, the minimum annual sales volume must be 865,000 meals, producing minimum revenue of EUR 7.3 million. A penalty of EUR 1.5 million is to be paid should these figures not be reached. The current purchase volume amounts to approximately EUR 17.4 million per year.

Lauda Italy

Essential commercial relationships in the other revenue sector of Lauda Air relate to the lease of three aircraft to Lauda Air Italy and associated maintenance. Revenue of EUR 27.2m was generated in 2002.

43 Equity reconciliation

Consolidated financial statements in compliance with IFRS differ fundamentally regarding its objectives from those prepared according to the Austrian Commercial Code. In particular they require significantly improved transparency and lead to more meaningful financial information. Tax based figures are not permitted according to IFRS. The accurate and appropriate information of investors is crucial under IFRS. Due to the different objectives of accounting, these sometimes require different accounting principles as well as partially extended reporting requirements in the Notes. The consolidated financial statements, prepared under IFRS in 2000 for the first time, include the Balance Sheet, the Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement and Notes. The comparative figures for the previous year have also been restated under IFRS. As a result, the following classification, accounting and valuation methods differ from the Austrian Accounting Principles:

Tangible and intangible assets

Under Austrian Commercial Law, depreciation and amortisation are governed by the prudence concept. IFRS requires an ongoing examination of the useful lives, which usually results in longer depreciation and amortisation periods. To determine a possible depreciation requirement, IAS 36 (Impairment of Assets) requires an "impairment test". The depreciation periods have been adjusted to the generally accepted international (longer) useful lives.

Inventories

Inventories are only written down to the lower market price if the book values cannot be covered by the sale prices.

Financial assets

Current financial assets are valued at market price. Unlike Austrian Commercial Law a write up is not limited with original cost.

Foreign currency liabilities

Foreign currency liabilities are valued at the closing rate, even if this is below the level of the rate as of the date of origination. Thus every currency fluctuation immediately affects net income and avoids the build-up of hidden reserves, although every change in the exchange rate is shown in the annual result.

Provisions for employee benefits

Provisions for employee benefits (provisions for pensions and similar retirement obligations, severance payment provisions, anniversary bonus provisions) are based upon the Projected Unit Credit Method. The discount rate is determined using the current long-term interest rate on the capital market. Furthermore future wage increases are also considered up to the expected pension age. In this way, the provision increases faster in the accumulation phase than under the method required by Austrian commercial law.

Deferred taxes

According to IAS, deferred taxes are calculated and reported under the balance sheet-oriented temporary concept. According to this, the valuations of the individual assets and liabilities on the balance sheet are compared with the appropriate tax basis. Variances in these amounts lead to temporary differences in value for which deferred tax assets or deferred tax liabilities are to be recognised regardless when such differences cease to exist. According to IFRS, these should be accounted for in the balance sheet, whereas under the Austrian Commercial Code an option to choose exists in the individual account for the valuation of deferred tax assets. According to the Austrian Commercial Code, deferred taxes are only admissible as a consequence of temporary differences between the result according to statutory accounts and the profit to be determined according to tax regulations, insofar as there has been actual tax expenditure before tax-related loss carry forward. According to the Austrian Commercial Code, it is not admissible to recognise deferred tax assets resulting from tax loss carry forwards.

Other provisions

According to IFRS, the valuation of provisions is based upon different criteria in relation to the payment obligation and probability of occurrence on which they are based. The valuation is to be determined according to the most likely probability of occurrence and not – as under Austrian commercial law – according to the principle of commercial prudence. Expenditure provisions are possible under Austrian Commercial Code, while they are not allowed according to IFRS.

Extended duty of disclosure

IFRS requires, in order to give a true and fair view of the financial statements, additional information to Balance Sheet, Income Statement, Cash Flow Statement and the Statement of Changes in Shareholders' Equity in the Notes. Further disclosure requirements exist especially in respect to commercial segments, associated companies and derivative financial instruments, which are not provided for under Austrian commercial law.

44 Stock Option Plan

The key points of the Stock Option Plan are as follows:

- Those entitled to participate in the Stock Option Plan are the members of the Board of Management of Austrian Airlines, its Divisional Managers, Departmental Managers reporting directly to a member of the Board of Management and the Managing Directors or Chief Executive Officers of Lauda Air, Tyrolean and Rheintalflug.
- The prerequisite for participation is an own investment by the above-mentioned option holders, that is the purchase of shares in the company.
- The options to be granted are calculated as follows: the own investment amount is divided by the average closing price of the Austrian Airlines share in official trading on the Vienna Stock Exchange in the month of October 2001 on a euro basis. For each share determined in this way, the option holders receive 12 options. The option exercise price is the average price of the Austrian Airlines share in the month of October 2001.
- The prerequisites for the exercise of the options are an increase of 50 % in the share price at the time of exercise compared to the average closing price of the Austrian Airlines share in official trading on the Vienna Stock Exchange in the month of October 2001 (option exercise price), and the achievement of positive "Cash Value Added" as defined as a ratio by the ÖIAG.
- The options can be exercised after a qualifying period of 2 years, and must be exercised within 4 years.

The number of options granted is divided up as follows:

	Number of options granted
Board of Management	
Vagn Soerensen	170,940
Walter Bock	119,664
Josef Burger	119,664
Thomas Kleibl	119,664
Total Board of Management	**529,932**
Total management (37 people)	**969,138**
Total options granted	**1,499,070**

45 Supervisory Board and Board of Management

Members of the Board of Management and the Supervisory Board are listed on pages 7 ff. of this report. Total remuneration for the current members of the Board of Management amounted to EUR 1,270,661 for the current year, of which 13.9 % were attributable to variable components; EUR 1,399,635 was paid out, primarily in pension obligations, to former members of the Board of Management and their surviving dependants. Members of the Supervisory Board received attendance fees and compensation for expenses totalling EUR 144,063.

46 Earnings per share, Proposed Allocation of Profit

Earnings per share are determined as the quotient from the net profit for the period and the weighted average number of ordinary shares outstanding during the financial year.

	2002	2001
Net profit/loss for the year in EURm	42.8	−166.0
Weighted average number of ordinary shares outstanding during the period	33,150,000	34,000,000
Earnings per share in EUR	1.29	−4.88
Diluted number of shares	34,000,000	n.a.
Diluted earnings per share in EUR	1.26	n.a.

There were no shares or other instruments outstanding at 31 December 2002 and 31 December 2001 which could have a potential dilutive effect on the earnings per share. According to the provisions of the Austrian Stock Corporation Act, the financial statements of Austrian Airlines Österreichische Luftverkehrs-AG to 31 December 2002, set up in compliance with Austrian Accounting Principles, form the basis for the dividend payment. These financial statements show a balanced balance sheet result. A dividend payment is therefore not possible.

47 Subsequent events after the balance sheet date

In January 2003, two Dash 8-400Q were delivered to Tyrolean Airways.

At the beginning of March 2003, the Works Council for Flight Employees brought a legal action at the Industrial Tribunal in Vienna for restraint of actions counter to the C.33 Supplementary Agreement (Employment Agreement).

Vienna, 19 March 2003

Board of Management



Vagn Soerensen



Walter Bock



Josef Burger



Thomas Kleibl

Auditor's Report

"We have audited the accompanying consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs AG (Austrian Airlines Group) as at 31 December 2002 and 31 December 2001 comprised of the Consolidated Balance Sheet as at 31 December 2002 and 31 December 2001, the Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement and Notes for the years then ended.

These financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view in all material respects of the financial position of Austrian Airlines Group as of 31 December 2002 and 31 December 2001, and of the results of its operations and its cash flows for the years then ended in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards or IAS).

Under Austrian Law (Sect. 245a Austrian Commercial Code), an audit of the Group Management Report has to be conducted and it has to be certified whether the legal requirements for the exemption from the preparation of consolidated accounts according to Austrian law are met.

We confirm that the Group Management Report for Austrian Airlines Group is consistent with the consolidated financial statements and we further certify that the legal requirements for the exemption from the preparation of consolidated accounts according to Austrian Law are met."

Vienna, 19 March 2003

Deloitte & Touche GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Erich Kandler m.p.
Certified Public Accountant

Deloitte & Touche

Harald Breit m.p.
Certified Public Accountant

Report of the Supervisory Board

The financial year 2002 was a difficult one for the aviation industry, and subsequently for Austrian Airlines AG also. Levels of demand have remained low following the events of 11 September 2001, while, in an industry that is particularly exposed to the broader business cycle, global stagnation has had a powerful negative impact. In addition to these factors, the number of low cost carriers entering the market on the strength of aggressive pricing policies has increased at an ever-growing rate. These phenomena have led to a massive intensification of competition across the aviation industry.

Despite such challenging conditions, Austrian Airlines AG has succeeded not merely in maintaining its position but in building the foundations for a substantial turnaround after the negative result of 2001. This remarkable achievement was entirely counter to the wider trend in the industry.

There can be no doubt that even tougher competitive conditions are to come. Austrian Airlines and the other carriers in the Group will continue to react to these with product and price innovations. In 2003, strict cost controls, flexibility and above-average performance will serve to ensure that, despite the undeniably demanding business environment, Austrian Airlines AG fulfils its responsibility for maintaining Austrian air traffic infrastructure.

In the past financial year, the Supervisory Board has performed its responsibilities with commitment and competence, and supported the Board of Management in the fulfilment of its undeniably difficult tasks. In 2002, the Supervisory Board held a total of six plenary meetings at which the company's position, the development of business and planning issues were dealt with, the relevant reports of the Board of Management received, and the necessary resolutions passed. In this manner, the management of the company was kept under constant review.

The financial statements of the Austrian Airlines AG and the consolidated financial statements which are both the responsibility of the Management Board, both as of 31 December 2002, have been audited in conjunction with the Board's Management Report by the appointed auditors, "Deloitte & Touche GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft", who have issued an unqualified audit opinion. The Supervisory Board has approved and thus adopted the financial statements in accordance with § 125, par 2 of the Austrian Companies Act.

The Supervisory Board has also approved the consolidated accounts and Group Management Report drawn up in accordance with § 246 in conjunction with § 245a of the Commercial Code, whereby said documents are deemed to be officially adopted.

The Supervisory Board would like to express its gratitude to all employees of the Group in acknowledgement of the work done in the past financial year. It would also like to thank all our customers, suppliers and above all shareholders for their loyalty and patience over the year.

Vienna, April 2003

Rainer Wieltsch m.p.
Chairman of the Supervisory Board

Equity Interests

At the balance sheet date, Austrian Airlines Österreichische Luftverkehrs AG held a minimum equity interest of 20 % in the following companies, either directly or through AUA Beteiligungen Gesellschaft m.b.H.:

Company name and headquarters	Austrian Airlines holding in %	Shareholders' equity plus untaxed reserves in EUR 000	Net profit/ loss for the year in EUR 000	Method of inclusion in consolidated accounts
AUA Beteiligungen Gesellschaft m.b.H., Vienna	100	21,013	7,249[1]	KV
Austrian Airlines Lease and Finance Company Limited, St. Peter Port	100	136,837	29,527	KV
Tyrolean Airways, Tiroler Luftfahrt GmbH, Innsbruck	100	102,683	348	KV
Austrian Airtransport, Österreichische Flugbetriebsgesellschaft m.b.H., Vienna	100[2]	144	4	KV
AUA Versicherungs-Service Gesellschaft m.b.H., Vienna	100[2]	40	2,841	KV
Lauda Air Luftfahrt GmbH, Vienna-Schwechat	100	36,658	7,248	KV
UIA Beteiligungsgesellschaft m.b.H., Vienna	77.78[2]	7,897	0	KV
ACS Aircontainer Services Gesellschaft m.b.H., Fischamend	76[2]	362	159	KV
TRAVIAUSTRIA Datenservice für Reise und Touristik Gesellschaft m.b.H., Vienna	65[2]	3,000	1,149	KV
AVICON Aviation Consult Gesellschaft m.b.H., Vienna	60[2]	127	10	KV
SCA Schedule Coordination Austria GmbH, Schwechat	54[2]	70	–5	K0
AVS Privatkunden Versicherungsservice GmbH, Schwechat	51[3]	1,374	–92	KV
Airest Restaurant- und Hotelbetriebs-gesellschaft m.b.H., Schwechat	35[2]	7,711	2,576	KE
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.33[2]	8,264	528	KE
GTT Holding AG, Vienna	25[2]	12,856	3,995	KE

Company name and headquarters	Austrian Airlines holding in %	Shareholders' equity plus untaxed reserves in EUR 000	Net profit/ loss for the year in EUR 000	Method of inclusion in consolidated accounts
GULET TOUROPA Touristik GmbH, Vienna	100[4]	4,726	4,451	KE
TUI-Austria Reiseveranstaltungs-GmbH, Vienna	25[2]	11	457	KE
TVW Travel Value Wien Betriebs GmbH, Schwechat	100	34	−1	K0
TVW Travel Value Wien Betriebs GmbH & Co KG, Schwechat	100	34	−1	K0
TRAVIDATA (UK) Limited, London	100[2]	3[5]	[6]	K0
TRAVIDATA, Inc., New York	100[2]	299[5]	[6]	K0
Link & Learn Aviation Training GmbH, Zirl	33.33[2]	29	−7	K0
Austrian Holidays Ltd., London	50[2]	56	−44	K0
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH, Feldkirchen bei Graz	26[2]	126	−35	K0

1 Result transferred to Austrian Airlines on basis of profit and loss transfer agreement with Austrian Airlines.
2 Holding held by AUA Beteiligungen GmbH.
3 Holding held by AUA Versicherungs-Service GmbH.
4 Holding held by GTT Holding AG.
5 Book value as at 31.12.2002 at AUA Beteiligungen GmbH.
6 Net profit for the year not yet established; asset-management activity only.

KV Included in full in the consolidated accounts.
KE Included "at equity" in the consolidated accounts.
K0 Not consolidated due to minor significance.

Glossary

AEA	Association of European Airlines
Austrian Airlines Group	Austrian Airlines, Lauda Air, Tyrolean Airways and other Group companies (scope of consolidation for the IFRS Group financial statements); in marketing terms, umbrella brand for Austrian Airlines, Lauda Air and Tyrolean Airways
Available seat kilometers (ASK)	Total of seats available times the distance travelled
Available ton kilometers (ATK)	Weight capacity available in tons times distance travelled
Blocked space agreement	Agreement regarding the purchase of a fixed block of seats on a flight from another carrier; these seats are then marketed and sold by the purchaser
Block hours	Time from departure of aircraft from loading position until its return to unloading position after landing
Cash-like items	Cash in hand, checks, bank balances and securities
Cash Value Added (CVA)	(ROTGA minus WACC) x Total Gross Assets (= assets at acquisition cost minus non-interest-bearing debt)
Code sharing agreement	Agreement under which at least one of the Airline Designator Codes on a flight is different from the one used by the operating carrier
EBIT	Result from operating activities
EBITDAR	EBIT before depreciation and rentals
EBIT margin	Result from operating activities in relation to revenues
Hub	Airport functioning as a central transfer point of an airline
IATA	International Air Transport Association
Net gearing	Long term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity
Network	Route network of an airline

Operating revenue	Total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operating revenues
Overall load factor	Utilisation of available weight capacity in percent (RTK x 100 / ATK)
Passengers carried	Number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers
Passenger load factor	Available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK)
Return on Capital Employed (ROCE)	NOPAT (=EBIT minus taxes) in relation to Capital Employed (=shareholders' equity plus interest-bearing debt minus cash-like items)
Return on Equity (ROE)	Profit before tax in relation to average shareholders' equity
Return on Total Gross Assets (ROTGA)	EBITDAR in relation to Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt)
Revenue passenger kilometers (RPK)	Number of seats sold (passengers carried) times the distance travelled
Revenue ton kilometers (RTK)	Weight capacity sold in tons times the distance travelled
Sector flight	Flight from take-off to the next landing (e.g. individual section of a long haul flight)
Unit costs	Adjusted overall operating expenses in relation to ASK
WACC	Weighted average cost of capital
Yield	Adjusted passenger flight revenue from scheduled services in relation to scheduled RPK

Imprint

Publisher: Austrian Airlines, Fontanastrasse 1, 1107 Vienna
Editorial Advice: be.public Advertising and Financial Communications
Design: Markus Hörl, Alexander Rendi and Austrian Airlines Corporate Identity
Repro: Eurografik®
Print: Stiepan-Druck
Photos: Markus Hörl, Alexander Rendi, Carlos de Mello and Getty Images

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Contacts

Investor Relations
Karl H. Knezourek
Phone: +43 (0)5 1766-3642
Fax: +43 (0)5 1766-3333
e-mail: investor.relations@aua.com
Internet: www.aua.com
www.aua.com/report2002

Communications
Hannes Davoras
Phone: +43 (0)5 1766-1230
Fax: (+43 1) 688 65 26
e-mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Vienna, Fontanastrasse 1
Phone: : +43 (0)5 1766-0
Fax: (+43 1) 688 55 05
Internet: www.aua.com

Reservation and Information
Phone: +43 (0)5 1789


tyrolean

AUSTRIAN AIRLINES
